     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             CHIEF AUTO PARTS INC.
             (Exact name of registrant as specified in its charter)

       DELAWARE                  5531
    (State or other        (Primary Standard
      jurisdiction            Industrial                               13-3440178
  of incorporation or     Classification Code                       (I.R.S. Employer
     organization)              Number)                           Identification No.)

                             ---------------------

                                                                  DAVID H. EISENBERG
                                                   CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
        ONE LINCOLN CENTRE, SUITE 200                       ONE LINCOLN CENTRE, SUITE 200
               5400 LBJ FREEWAY                                    5400 LBJ FREEWAY
           DALLAS, TEXAS 75240-6223                            DALLAS, TEXAS 75240-6223
                (972) 341-2000                                      (972) 341-2000
 (Address, including zip code, and telephone           (Name, address, including zip code, and
 number, including area code, of registrant's      telephone number, including area code, of agent
         principal executive offices)                                for service)

                                With copies to:

           CONOR D. REILLY, ESQUIRE                       JAMES J. CLARK, ESQUIRE
         GIBSON, DUNN & CRUTCHER LLP                      CAHILL GORDON & REINDEL
               200 PARK AVENUE                                 80 PINE STREET
        NEW YORK, NEW YORK 10166-0193                     NEW YORK, NEW YORK 10005
                (212) 351-4000                                 (212) 701-3000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                            PROPOSED            PROPOSED
                                                             MAXIMUM             MAXIMUM
      TITLE OF EACH CLASS OF          AMOUNT TO BE     AGGREGATE OFFERING       AGGREGATE           AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED       PRICE PER UNIT(1)    OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
  % Senior Notes Due 2005.........    $125,000,000            100%            $125,000,000           $37,879
==================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to change, completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                  SUBJECT TO COMPLETION, DATED MARCH 27, 1997

                                              $125,000,000
 [CHIEF AUTO PARTS LOGO]                  CHIEF AUTO PARTS INC.
                                         % Senior Notes Due 2005

Interest Payable      and                              Due                , 2005
                               ------------------
  The      % Senior Notes Due 2005 (the "Notes") of Chief Auto Parts Inc. (the
   "Company") being offered pursuant to this Prospectus (the "Offering") will
  mature on             , 2005. The Notes are redeemable at the option of the
Company, in whole or in part, at any time on or after             , 2001 at the
redemption prices set forth herein plus accrued interest, if any, to the date of
redemption. In addition, up to an aggregate of      % of the principal amount of
 the Notes may be redeemed from time to time prior to             , 2000 at the
redemption price set forth herein plus accrued interest, if any, to the date of redemption with the net proceeds of one or more Public Equity Offerings (as
  defined), provided that at least   % of the original principal amount of the
 Notes remains outstanding after each such redemption. Upon a Change of Control (as defined), each holder of Notes may require the Company to repurchase such
Notes at 101% of the principal amount thereof plus accrued interest, if any, to the date of repurchase.

The Notes will be unsecured senior obligations of the Company and will rank pari passu with all existing and future unsecured senior indebtedness of the Company and senior to any subordinated indebtedness of the Company. As of December 29, 1996, after giving pro forma effect to the Recapitalization (as defined) as if it had occurred on such date, the aggregate amount of secured indebtedness of the Company would have been $6.2 million. Contemporaneously with the consummation of the Offering, the Company will effect the Recapitalization, including entering into a credit facility (the "New Credit Facility") with a group of banks providing for up to $100.0 million of revolving credit loans. The
 Offering is conditioned upon the concurrent consummation of each of the other elements of the Recapitalization. See "Description of the Notes," "Description
              of New Credit Facility" and "The Recapitalization."

 There is no established trading market for the Notes, and the Company does not intend to apply for listing of the Notes on any securities exchange or for quotation on the Nasdaq National Market.

 Settlement of the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the "Depositary"), and, to the extent that secondary market trading activity in the Notes is effected through the facilities of the Depositary, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
      AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                 UNDERWRITING
                                      PRICE TO                  DISCOUNTS AND                 PROCEEDS TO
                                     PUBLIC(1)                  COMMISSIONS(2)               THE COMPANY(3)
                                     ---------                  --------------               --------------
Per Note...................              %                            %                            %
Total......................              $                            $                            $

(1) Plus accrued interest, if any, from             , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Company estimated at
    $          .
                               ------------------
The Notes are offered by the Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters, and subject to their right to reject orders, in whole or in part. It is expected that delivery of the Notes, in book-entry form through the facilities of the Depositary, will be made on or
about             , 1997, against payment in immediately available funds.
                               ------------------
CREDIT SUISSE FIRST BOSTON                                  SALOMON BROTHERS INC
                               ------------------
                      Prospectus dated             , 1997.

                                   [ARTWORK]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. As used herein and except as the context otherwise may require, the "Company" or "Chief" means Chief Auto Parts Inc. and references to a certain fiscal year of the Company mean the fiscal year ended on the last Sunday of that calendar year (e.g., fiscal 1996 means the fiscal year ended December 29, 1996). This Prospectus contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that might cause such a difference include those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as general economic and business conditions, competition and other factors discussed elsewhere in this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or the occurrence of anticipated or unanticipated events.

                                  THE COMPANY

     Chief is one of the nation's largest auto parts and accessories retail chains, both in number of stores and annual revenue, with 544 retail stores as of December 29, 1996 located in six states, primarily concentrated in Southern California and Texas. The Company is a market leader based on number of stores in its six primary markets -- Los Angeles, Dallas/Fort Worth, Sacramento, San Diego, Las Vegas and Fresno -- with more than twice as many stores as its nearest competitor in the Los Angeles market. The Company is a consumer-oriented, specialty aftermarket retailer, primarily serving do-it-yourself ("DIY") customers and, to a lesser extent, commercial customers. Chief's product mix of approximately 16,000 stock keeping units ("SKUs") in its typical retail store features nationally known brand names, as well as private label automotive parts, including new and remanufactured hard parts, accessories and maintenance items.

     The Company's Chief Executive Officer, David H. Eisenberg, joined the Company in 1992 and subsequently recruited many of the Company's current senior executives. Since fiscal 1993, net sales and EBITDA (as defined) have increased an average of 5.4% and 18.6% per year, respectively, to $438.2 million and $33.3 million, respectively, in fiscal 1996. Chief's management team has instituted a number of initiatives designed to promote the Company's image as a premier retailer for the DIY customer including a focus on competitive pricing and superior customer service; investment in store expansions, relocations and remodelings; and enhancement of information systems to improve customer service, productivity and inventory management.

     In June 1994, TCW Special Credits Fund V -- The Principal Fund, a private equity investment fund ("The Principal Fund"), and certain of its affiliates acquired Chief. Pursuant to a subadvisory agreement, Oaktree Capital Management LLC ("Oaktree") manages The Principal Fund. The acquisition significantly deleveraged the Company, providing it with access to growth capital and allowing management to focus on operational improvements and growth. The support and flexibility afforded by this change in Chief's capital structure enabled management to reposition the Company from a chain of smaller automotive parts convenience stores to a full-line auto parts and accessories chain. Since June 1994, the Company has invested approximately $41.6 million in total capital expenditures in connection with its program to reposition Chief in the automotive aftermarket marketplace and has doubled the average number of SKUs in its stores. During this period, the Company remodeled 349 of its stores, opened 94 new stores, relocated 17 stores to larger, more favorable locations averaging 5,380 square feet (an increase from approximately 2,780 square feet for such stores prior to relocation), closed 43 small or underperforming stores and introduced Chief's commercial sales program into 16 existing stores. The Company has substantially completed its program of repositioning Chief as a full-line auto parts and accessories chain.

     Chief's redesigned store layouts and enhanced product offerings enable the Company to merchandise store product lines to target more effectively the needs of the DIY customer, resulting in increased sales of "hard parts" (such as alternators and starters) which carry higher margins and higher average transaction prices than many of the Company's other products, such as motor oil. These improvements also have contributed to an increase in gross profit margins and EBITDA margins from 37.9% and 6.3%, respectively, in fiscal 1994 to 42.5% and 7.6%, respectively, in fiscal 1996.

     Management believes that the automotive aftermarket parts industry is growing as a result of: (i) increases in the size and age of the country's automotive fleet; (ii) increases in the number of miles driven annually per vehicle; (iii) the higher cost of new cars as compared to historical costs; (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles; and (v) the increasing labor costs associated with parts, installation and maintenance. Management further believes that the retail auto parts industry displays certain recession-resistant characteristics resulting from a shift from professional repairs to DIY repairs during economic downturns and sales increases in automobile enhancement products during better economic conditions.

                  OPERATING STRENGTHS AND BUSINESS STRATEGIES

     Chief attributes its present success and significant opportunities for continued growth to the following operating strengths and business strategies:

     - Leading positions in favorable markets. The Company is a market leader based on number of stores in its six primary markets -- Los Angeles, Dallas/Fort Worth, Sacramento, San Diego, Las Vegas and Fresno -- with more than twice as many stores as its nearest competitor in the Los Angeles market. California and Texas are the two largest states in the country in terms of vehicle registration and population, and both have climates suited for year-round outdoor auto repair activities. The Company has achieved a high level of name recognition with its customers in these markets as a result of consistently providing high quality products and customer service.

     - Investments in store relocation, expansion and remodeling. Chief has focused on relocating and expanding existing stores to larger locations with more customer-friendly layouts and identifying desirable locations for opening new stores, primarily in existing markets. The Company also significantly redesigned its store layout and remodeled 349 of its stores from June 1994 through 1996. Eighty-five percent of the Company's existing store base is either new or has been remodeled since June 1994. Chief plans to open 40 new stores and to relocate or expand at least 25 stores in 1997.

     - Enhancement of management information systems. Management has adopted a strategy of enhancing Chief's customer service, productivity, inventory and merchandising management through the implementation of new and improved technology-based systems, including (i) the integration of its point-of-sale system and electronic parts catalog, (ii) the introduction and continued roll-out of perpetual inventory systems in its stores and
       (iii) the installation of portable radio frequency computer hand held devices to automate price management, receiving, shipping and ordering functions in each store and distribution center and to facilitate the management of the perpetual inventory system. Management believes these systems should contribute to improved profitability.

     - Commercial sales program. The Company recently initiated its commercial sales program, marketed towards the commercial segment of the automotive aftermarket industry, which the Company believes constitutes approximately $40-$45 billion of the total estimated $75 billion annual sales for the automotive aftermarket industry. In stores with commercial sales capabilities, Chief offers commercial customers over 20,000 SKUs delivered within 30 minutes from time of order. To date, the Company has introduced commercial sales capabilities into 16 of its existing stores and plans to expand the commercial sales program to an additional 15 existing stores by mid-1997. Chief believes that a successful commercial sales program will complement the Company's existing retail business.

     - Emphasis of competitive advantages over smaller retailers. The Company will continue to consolidate its position in key markets by enhancing its competitive advantages over smaller competitors including: (i) economies of scale in advertising, distribution and warehousing; (ii) an ability to stock and warehouse a larger number of SKUs, including private label brands; (iii) lower product costs as a result of purchasing directly from manufacturers rather than through distributors; (iv) an ability to attract talented employees and offer attractive career paths; (v) superior customer service due to better information systems and continuous employee training; and (vi) a greater number of locations and extended store hours.

     - Strong management team with significant equity ownership. Chief's management team has repositioned the Company from a chain of smaller automotive parts convenience stores to a full-line auto parts and accessories chain. Four of the Company's top executives, including the Chief Executive Officer, David H. Eisenberg, joined the Company following their management of Peoples Drug Stores Incorporated, a drugstore chain with approximately 500 locations. The Company's six senior executives average more than 24 years of experience in the retail industry and possess a diverse skill base which incorporates marketing, merchandising, distribution, management information systems integration and customer and vendor relationships. Senior management owns 9.2% of Chief's common stock on a fully diluted basis.

     The Company is a Delaware corporation. Its principal offices are located at One Lincoln Centre, Suite 200, 5400 LBJ Freeway, Dallas, Texas 75240-6223 and its telephone number is (972) 341-2000.

                                  THE OFFERING

Securities Offered.........  $125,000,000 aggregate principal amount of     %
                             Senior Notes due 2005 of the Company.

Maturity Date..............              , 2005.

Interest Payment Dates.....            and           of each year, commencing
                                         , 1997.

Optional Redemption........  The Notes may be redeemed at the option of the
                             Company, in whole or in part, at any time on or
                             after             , 2001 at the redemption prices
                             set forth herein, plus accrued interest, if any, to the date of redemption. Up to an aggregate of
                                  % of the principal amount of the Notes may be
                             redeemed from time to time prior to             ,
                             2000 at the option of the Company at the redemption prices set forth herein plus accrued interest, if any, to the date of redemption, with the net cash proceeds of one or more Public Equity Offerings
                             provided that at least     % of the original
                             aggregate principal amount of the Notes remains outstanding immediately after each such redemption. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control the Company will be required to make an offer to repurchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued interest, if any, to the date of repurchase. See "Description of the Notes -- Change of Control."

Ranking....................  The Notes will be unsecured senior obligations of the Company and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company, if any, and will rank senior in right of payment to any subordinated indebtedness of the Company. As of December 29, 1996, after giving pro forma effect to the Recapitalization as if it had occurred on such date, the aggregate amount of the Company's outstanding secured indebtedness would have been approximately $6.2 million. See "Description of the Notes -- Ranking."

Restrictive Covenants......  The indenture under which the Notes will be issued
                             (the "Indenture") will contain certain covenants that, among other things, will limit the ability of the Company and/or its Restricted Subsidiaries (as defined) to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) make investments, (iv) enter into transactions with affiliates, (v) make certain asset dispositions and (vi) merge or consolidate with, or transfer substantially all of its assets to, another person. The Indenture also will limit the ability of the Company's Restricted Subsidiaries to issue Capital Stock (as defined) and to create restrictions on the ability of such

                             Restricted Subsidiaries to pay dividends or make any other distributions. In addition, the Company will be obligated, under certain circumstances, to offer to repurchase Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, with the net cash proceeds of certain sales or other dispositions of assets. However, all of these limitations and prohibitions are subject to a number of important qualifications. See "Description of the Notes -- Certain Covenants."

                              THE RECAPITALIZATION

     In connection with the Offering, the Company and its stockholders will effect a series of transactions that will result in a recapitalization of the Company (such transactions are collectively referred to herein as the "Recapitalization"). The elements of the Recapitalization consist of (i) the
completion of the Offering (estimated to result in approximately $     million
of net proceeds), (ii) the exercise of outstanding options to purchase 4,839.97 shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), by management for aggregate proceeds of $6.9 million, (iii) the repayment by members of management of approximately $910,000, a portion of the amounts owed to the Company under certain promissory notes, (iv) the establishment of the New Credit Facility, which will provide for $100.0 million of revolving credit facilities, and (v) the application of the aggregate net proceeds from the foregoing as described under "Use of Proceeds." Consummation of each of the foregoing transactions is subject to the simultaneous consummation or effectiveness, as applicable, of each of the other elements of the Recapitalization. See "The Recapitalization," "Use of Proceeds," "Certain Transactions" and "Description of New Credit Facility."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be
approximately $     million (after deduction of discounts to the Underwriters
and other expenses). The Company intends to use the aggregate net proceeds from the Recapitalization (i) to repay all outstanding indebtedness (approximately
$     ) under its existing credit facility (the "Existing Credit Facility"),
(ii) to pay certain employees of the Company an aggregate of $4.0 million for previously accrued employee incentive compensation and (iii) to distribute approximately $65.0 million to the stockholders of the Company (consisting of approximately $56.1 million to The Principal Fund and its affiliates and $8.9 million to management stockholders, of which approximately $7.8 million will be used by certain management stockholders to exercise options and repay certain loans pursuant to the Recapitalization). See "The Recapitalization" and "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully all of the information set forth in this Prospectus and, in particular, the information set forth under "Risk Factors" before making an investment in the Notes.

                        SUMMARY FINANCIAL AND OTHER DATA

     The following summary financial and other data have been derived from, and should be read in conjunction with, the Financial Statements and related notes thereto included elsewhere in this Prospectus. The Company's fiscal year is the 52- or 53-week period ending on the last Sunday in December. All fiscal years presented are 52 weeks, except fiscal 1995, which is 53 weeks. In addition, the Company was a party to a merger effective June 27, 1994 (the "Merger") which was accounted for using the purchase method. The results of operations subsequent to the Merger are not comparable to the results prior to the Merger due to certain purchase accounting adjustments. See "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       PREDECESSOR(A)                                SUCCESSOR(A)
                                 ---------------------------    PRO FORMA     ---------------------------
                                         YEARS ENDED               YEAR               YEARS ENDED
                                 ---------------------------      ENDED       ---------------------------
                                 DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,
                                     1992           1993         1994(B)          1995           1996
                                 ------------   ------------   ------------   ------------   ------------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER STORE SQUARE FOOT DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................    $371,347       $374,618       $399,164       $429,047       $438,182
  Gross profit(c)..............     137,651        150,075        151,322        177,419        186,418
  Selling, general and
     administrative
     expenses(d)...............     148,498        131,125        139,083        145,829        167,064
  Operating income (loss)(e)...     (22,590)        11,427          3,010         21,193          7,732
  Net income (loss)(e).........     (32,220)           226         (4,650)         9,479          1,104
OTHER DATA:
  EBITDA(f)....................    $ (1,407)      $ 20,133       $ 25,161       $ 31,385       $ 33,288
  EBITDA margin(g).............        (0.4)%          5.4%           6.3%           7.3%           7.6%
  Gross margin.................        37.1%          40.1%          37.9%          41.3%          42.5%
  Capital expenditures.........    $  6,100       $  6,178         12,397       $ 11,822       $ 23,275
  Ratio of earnings to fixed
     charges(h)................          (h)           1.0x            (h)           2.0x           1.1x
SELECTED ADDITIONAL OPERATING
  DATA:
  Average net sales per
     store(i)..................    $    727       $    759       $    809       $    845       $    824
  Average net sales per store
     square foot(i)............         220            229            240            242            223
  Percentage change in
     comparable store net
     sales(j)..................         4.5%           1.8%           4.9%           1.8%          (2.6)%
PRO FORMA DATA:
  Cash interest expense(k).....                                                                $ 16,227
  Ratio of total debt to
     EBITDA(l).................                                                                     4.5x
  Ratio of EBITDA to cash
     interest expense(k).......                                                                     2.1x
  Ratio of earnings to fixed
     charges(h)................                                                                      (h)
SELECTED STORE DATA:
  Beginning stores.............         526            495            492            495            520
  New stores...................           2             14             18             34             51
  Relocated stores.............           2              1              6              3             12
  Closed stores (including
     relocated stores).........         (35)           (18)           (21)           (12)           (39)
                                   --------       --------       --------       --------       --------
     Ending stores.............         495            492            495            520            544
                                   ========       ========       ========       ========       ========
  Remodeled stores.............          25             29             39             98            225
  Average square footage per
     store(i)..................       3,312          3,321          3,377          3,489          3,695
  Total square footage at
     period end (in
     thousands)(i).............       1,639          1,639          1,694          1,848          2,084

                                                                 DECEMBER 29, 1996
                                                              -----------------------
                                                               ACTUAL     ADJUSTED(M)
                                                              --------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents...................................  $  1,140     $  1,140
Working capital.............................................    47,987       48,423
Total assets................................................   298,348      303,863
Total debt, including current maturities(l).................    81,986      150,136
Stockholders' equity........................................    71,480       13,276

---------------

(a) "Successor" refers to Chief Auto Parts Inc. subsequent to the Merger. "Predecessor" refers to Chief Auto Parts Inc. prior to the Merger. See "Selected Financial and Other Data" for further information regarding the Merger.

(b) Data for the pro forma year ended December 25, 1994 give effect to the Merger as if it had occurred on December 27, 1993 and include pro forma Merger adjustments.

(c) Pro forma year ended December 25, 1994 includes a $12.9 million Merger-related inventory charge. Year ended December 27, 1992 includes a $6.7 million non-cash provision related to discontinued inventory.

(d) Year ended December 29, 1996 includes a $14.0 million non-cash provision for
    (i) store closings primarily related to the Company's exit from the Little Rock market and (ii) legal reserves. Year ended December 27, 1992 includes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets and a $3.5 million non-cash provision related to various insurance reserves.

(e) Year ended December 29, 1996 includes a $14.0 million non-cash provision for
    (i) store closings primarily related to the Company's exit from the Little Rock market and (ii) legal reserves. Pro forma year ended December 25, 1994 includes a $12.9 million Merger-related inventory charge. Year ended December 27, 1992 includes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets, a $6.7 million non-cash provision related to discontinued inventory and a $3.5 million non-cash provision related to various insurance reserves.

(f) EBITDA represents income (loss) before interest expense (net), income taxes, depreciation and amortization and (i) in year ended December 29, 1996, excludes a $14.0 million non-cash provision for (A) store closings primarily related to the Company's exit from the Little Rock market and (B) legal reserves, (ii) in pro forma year ended December 25, 1994, excludes a $12.9 million Merger-related inventory charge and (iii) in year ended December 27, 1992, excludes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets. EBITDA is used by the Company for the purpose of analyzing operating performance, leverage and liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(g) EBITDA margin represents EBITDA as a percentage of net sales.

(h) The ratio of earnings to fixed charges is computed by aggregating income before income taxes and fixed charges and dividing the total by fixed charges. Fixed charges comprise interest on all indebtedness including capital leases and amortization of debt expense, and one-third of rental expense (being that portion of rental expense representative of an interest factor). During the year ended December 27, 1992 and the pro forma year ended December 25, 1994, earnings were insufficient to cover fixed charges by $32.7 million and $2.1 million, respectively, and accordingly such ratios are not presented. The pro forma ratio of earnings to fixed charges gives effect to the Recapitalization as if it had occurred on January 1, 1996. On a pro forma basis, during the year ended December 29, 1996, earnings were insufficient to cover fixed charges by $9.7 million, and accordingly such ratio is not presented.

(i) Average net sales per store, average square footage per store and average net sales per store square foot are based on the average of the beginning and ending number of stores and store square footage, and are not weighted to take into consideration the actual dates of store openings, closings or expansions. Total square footage at period end is based on the Company's actual store formats and includes normal selling, office, stockroom and receiving space.

(j) The percentage change in comparable store net sales is calculated as the net change in sales for each comparable store for the equivalent period in the prior year. Comparable stores are stores that have been operating for more than 12 months since first opening. During the 13th month of operations, new stores are considered comparable stores. Stores which have been relocated are treated as comparable stores. Closed stores are not categorized as comparable stores.

(k) Pro forma cash interest expense for the year ended December 29, 1996 is pro forma interest expense, excluding amortization of deferred financing costs, and gives effect to the Recapitalization as if it had occurred on January 1, 1996, assuming an interest rate on the Notes of 10.5% and a composite interest rate of 7.5% on the New Credit Facility. No interest income has been assumed on average excess cash invested of approximately $8.0 million during year ended December 29, 1996.

(l)  Total debt comprises long-term borrowings and capital leases.

(m) The adjusted balance sheet data as of December 29, 1996 give effect to the Recapitalization as if it had occurred on December 29, 1996.

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the following risk factors, as well as the other information set forth elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that might cause such a difference include those discussed below, as well as general economic and business conditions, competition and other factors discussed elsewhere in this Prospectus.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     In connection with the Offering, the Company will incur a significant amount of indebtedness. As a result, following the completion of the Offering, the Company will be highly leveraged and will have substantial repayment obligations, as well as significantly increased interest expense. As of December 29, 1996, after giving effect to the Recapitalization as if it had occurred on such date, the Company's total indebtedness would have been approximately $150.1 million. In addition, subject to the restrictions in the New Credit Facility and the Indenture, the Company may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

     The Company's ability to make scheduled payments of principal or interest on, or to refinance, its indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors beyond its control. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following:
(i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and interest on its other existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants; (iv) certain indebtedness under the New Credit Facility will be at variable rates of interest, which would cause the Company to be vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the New Credit Facility will be secured by all inventory and accounts receivable of the Company and will become due prior to the time the principal on the Notes will become due; (vi) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (vii) the Company may be hindered in its ability to adjust rapidly to changing market conditions; (viii) the Company's substantial degree of leverage may negatively affect certain vendors' willingness to give the Company favorable payment terms; and (ix) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

     The Company believes that, based upon anticipated levels of operations, it should be able to meet its debt service obligations, including interest payments on the Notes, when due. If, however, the Company cannot generate sufficient cash flow from operations to meet its obligations, the Company might be required to refinance its debt or to dispose of assets to obtain funds for such purpose. There is no assurance that refinancings or asset dispositions could be effected on satisfactory terms, if at all, or would be permitted by the terms of the New Credit Facility or the Indenture pursuant to which the Notes will be issued. In the event that the Company is unable to refinance the New Credit Facility or raise funds through asset sales, sales of equity or otherwise, its ability to pay principal of and interest on the Notes would be adversely affected. Pro forma for the Recapitalization as if it had occurred on January 1, 1996, earnings were insufficient to cover fixed charges during the year ended December 29, 1996 by $9.7 million.

RANKING

     The Indenture permits the Company to incur additional senior indebtedness, provided certain financial or other conditions are met. The Notes will be senior unsecured obligations and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness. Holders of existing or future secured indebtedness of the Company permitted under the Indenture, including the New Credit Facility, will have claims with respect to the assets constituting collateral that are prior to the claims of holders of the Notes. See "Description of the Notes -- Ranking."

RESTRICTIVE LOAN COVENANTS

     The New Credit Facility will include certain covenants that, among other things, restrict: (i) the making of investments, loans and advances and the paying of dividends and other restricted payments; (ii) the incurrence of additional indebtedness; (iii) the granting of liens, other than liens created pursuant to the New Credit Facility and certain permitted liens; (iv) consolidations and sales of all or a substantial part of the Company's business or property and (v) the sale of assets. The New Credit Facility will also require the Company to maintain certain financial ratios. All of these restrictive covenants may restrict the Company's ability to expand or to pursue its business strategies. The ability of the Company to comply with these and other provisions of the New Credit Facility may be affected by changes in economic or business conditions, results of operations or other events beyond the Company's control. The breach of any of these covenants could result in a default under the New Credit Facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under the New Credit Facility, together with accrued interest, to be due and payable, and the Company could be prohibited from making payments of interest and principal on the Notes until the default is cured or all such indebtedness is paid or satisfied in full. If the Company were unable to repay such borrowings, such lenders could proceed against the collateral granted to them to secure that indebtedness, which indebtedness will be secured by liens on substantially all the inventory and accounts receivable of the Company. If the indebtedness under the New Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. See "Description of New Credit Facility" and "Description of the Notes -- Ranking." The Company anticipates that significant additional borrowings under the New Credit Facility will be required to finance the planned program of upgrading Chief's store network by opening new stores and relocating or expanding certain existing stores. If for any reason the Company were unable to satisfy the conditions to borrowing under the New Credit Facility and to make additional borrowings thereunder, the Company would not have sufficient funds to continue such upgrade of the store network and to meet its other payment obligations. See "-- Ability to Continue Company Growth."

CONCENTRATION OF OWNERSHIP

     Following the Recapitalization, The Principal Fund and its affiliates will control the power to vote approximately 86.2% of the outstanding Common Stock of the Company. Accordingly, The Principal Fund and its affiliates are entitled to elect all directors of the Company, approve all amendments to the Company's Certificate of Incorporation and effect fundamental corporate transactions such as mergers and asset sales.

CHANGE OF CONTROL

     A Change of Control could require the Company to refinance substantial amounts of indebtedness. Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require the Company to purchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase. However, the New Credit Facility will prohibit the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under the New Credit Facility is repaid in full. The Company's failure to purchase the Notes would result in a default under the Indenture and the New Credit Facility. The inability to repay the indebtedness under the New Credit Facility, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have either (i) the ability to refinance the New Credit Facility or (ii) sufficient assets to satisfy all of its obligations under the New Credit Facility and the Notes. See "Description of New Credit Facility" and "Description of the Notes -- Change of Control."

DECLINE IN COMPARABLE STORE SALES

     The Company's comparable store sales declined 2.6% in fiscal 1996. Although the Company believes that comparable store sales declines resulted primarily from disruptions caused by the Company's intensive remodeling efforts and the opening of additional Company stores in close proximity to existing store locations in an effort to further penetrate certain markets, there can be no assurance that comparable store sales will not continue to decline in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its success is largely dependent upon the abilities and experience of its senior management team. The loss of the services of one or more of these senior executives without a suitable replacement could have a material adverse effect on the Company's business and future operations. The Company does not maintain key man life insurance with respect to any of its executive officers. The Company has employment agreements with David H. Eisenberg, the President and Chief Executive Officer of the Company, and Larry
L. Buresh, the Vice President -- Information Systems of the Company, that extend through 1999 and 1998, respectively. See "Management -- Employment Arrangements."

DEPENDENCE ON VENDOR RELATIONSHIPS

     The Company's business is dependent upon developing and maintaining close relationships with its vendors and its ability to purchase products from these vendors on favorable price and other terms, including obtaining financial incentives, such as cooperative advertising arrangements and other marketing incentive programs, and non-financial benefits such as improved packaging and distribution accommodations. In fiscal 1996, the Company purchased approximately 13.7% of its products from Echlin, Inc., a supplier of ignition parts, fuel pumps, brakes and brake parts and purchased approximately 10.5% of its products from GNB Incorporated, a supplier of batteries. A disruption of these or other vendor relationships, or a material reduction in any of the advertising, incentive or other programs, could have a material adverse effect on the Company's business. The Company believes that alternative sources of supply could be obtained for all of its products, if necessary, on generally comparable terms, but no assurance can be given in this regard. See
"Business -- Purchasing."

COMPETITION

     The market for the retail sale of automotive parts and accessories is highly fragmented and highly competitive. The Company competes primarily with national and regional automotive parts chains, wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations), automobile dealers that supply manufacturer parts and mass merchandisers that carry automotive replacement parts and accessories. As the Company enters the commercial market, it faces additional competition from wholesalers and jobber stores in particular. Furthermore, in light of the trend in the automotive parts industry toward increasing consolidation at the warehouse and jobber levels, the Company's financial performance may be significantly affected by the Company's ability to compete successfully for associated commercial customers, and otherwise take advantage of consolidation opportunities and other industry trends. Many of the Company's competitors are larger in terms of sales volume and have greater financial resources. See "Business -- Competition."

LITIGATION

     The Company is the defendant in two lawsuits alleging that the Company failed to pay store managers and associate store managers in California for overtime compensation as required by California law. On September 21, 1993, a lawsuit was filed in the Superior Court of California, County of Alameda by Stephen Cooper, a manager, on his own behalf and on behalf of all persons similarly situated. Mr. Cooper is alleging that the Company's store managers and associate store managers in California are not exempt employees under California law, and that the Company failed to compensate its store managers and associate store managers for overtime compensation as required by California law. In December 1994, the court denied class certification to Mr. Cooper. However, since the date this lawsuit was filed, approximately 242 current and former employees have joined Mr. Cooper's lawsuit. In addition to the claims filed in Alameda County, 15 current and former employees filed a lawsuit based on the same claims against the Company on March 5, 1996 in the Superior Court of California, County of San Joaquin. The Company is vigorously defending against the claims of all plaintiffs.

     In September 1996, at the recommendation of the Alameda court, the parties submitted to binding arbitration with respect to eight of the Cooper plaintiffs. On March 10, 1997, the arbitrator ruled in favor of the eight plaintiffs involved in the arbitration with respect to liability, finding that these eight plaintiffs are entitled to (i) compensation for the overtime hours they worked,
(ii) an additional amount equal to 30 days' compensation (in the case of the seven plaintiffs no longer employed by the Company) as waiting time penalties for the Company's "willful" failure to pay overtime compensation, (iii) interest on such unpaid compensation and (iv) reasonable attorneys' fees and costs of arbitration. The arbitrator has not yet made any determination with respect to calculation of damages. This arbitration decision has no binding precedential or stare decisis effect on the remaining 235 plaintiffs' cases. However, regardless of the outcome of the damage phase of the arbitration, the Company may have to litigate or arbitrate the remaining cases and may incur significant legal expenses in connection therewith, and the Company could be subject to significant compensatory damages. In addition, there are a significant number of store managers and associate store managers previously or currently employed by the Company in California who have not brought or joined in the suit against the Company. Following the Alameda court's denial of class certification to the plaintiffs, the court required the Company to send notice in October 1995 to all potential plaintiffs (current and former managers as of that date) notifying them of this action and providing them the opportunity to contact the plaintiffs' attorney. Management is unable to predict the outcome of the damage phase of the arbitration or the remaining lawsuits, or the probability of additional lawsuits, at this time. However, if a significant number of plaintiffs were to prevail on all elements of their claims against the Company or if a significant number of additional current or former managers were to bring suit and prevail as noted above, it could have a material adverse effect on the Company. See "Business -- Legal Proceedings."

DEMAND; ECONOMIC AND WEATHER CONDITIONS; GEOGRAPHIC CONCENTRATION

     The demand for automotive products is affected by a number of factors beyond the Company's control, including improvement of vehicle quality, U.S. economic conditions and weather conditions. In recent years, there have been, and in the future there are likely to continue to be, significant improvements in the quality of new vehicles and vehicle parts, which may reduce the demand for DIY repair parts. In addition, approximately 24% of the Company's stores are located in Texas and 69% are located in California, and an even higher percentage of the Company's EBITDA is derived from California. A majority of the Company's business is likely to remain concentrated in these regions. As a result, the Company's business is sensitive to the economic and weather conditions of those regions. In recent years, certain parts of those regions have experienced economic recessions and extreme weather conditions. California, in particular, in recent years has experienced adverse economic conditions and has suffered from numerous natural disasters. While adverse weather conditions such as temperature extremes may enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products, unusually severe weather can reduce sales by causing deferral of elective maintenance. No prediction can be made as to future economic or weather conditions in these or the other regions in which the Company operates.

FRAUDULENT CONVEYANCE RISKS

     Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court to subordinate or avoid the Notes in favor of other existing or future creditors of the Company.

     Proceeds from the Offering are being used, in part, in a distribution to the Company's stockholders. If a court in a lawsuit on behalf of any unpaid creditor of the Company or a representative of the Company's creditors were to find that, at the time the Company issued the Notes, the Company (x) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) did not receive fair consideration in good faith or reasonably equivalent value for issuing the Notes and the Company (i) was insolvent, (ii) was rendered insolvent by reason of such distribution, (iii) was engaged or about to engage in business or transactions for which its remaining assets constituted unreasonably small capital to carry on its business, or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could avoid the Notes and avoid such transactions. Alternatively, in such event, claims of the holders of Notes could be subordinated to claims of other creditors of the Company. The Company may be viewed as insolvent at the time of or as a result of the Recapitalization if the fair market value of its assets does not exceed its probable liabilities at the time of, or following, the Recapitalization.

     Based upon financial and other information currently available to it, management of the Company believes that the Notes are being incurred for proper purposes and in good faith. Certain courts have held, however, that a company's purchase of its own capital stock does not constitute reasonably equivalent value or fair consideration for incurring indebtedness. By extension, the Recapitalization may also be viewed as not constituting reasonably equivalent value or fair consideration to the Company. The Company believes that it (i) is solvent and will continue to be solvent after issuing the Notes, because the Company believes the fair value of the Company's assets exceeds and will exceed its probable liabilities, (ii) will have sufficient capital for carrying on the business it intends to conduct after such issuance, and (iii) will be able to pay its debts as they mature. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial Condition." There can be no assurance, however, that a court would concur with such beliefs and positions.

     Additionally, under federal bankruptcy or applicable state solvency law, if a bankruptcy or insolvency were initiated by or against the Company within 90 days after any payment by the Company with respect to the Notes, or if the Company anticipated becoming insolvent at the time of any such payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing battery recycling and used oil and oil filters, and regarding ownership and operation of real property. The Company handles hazardous materials during its operations, and its customers may also bring or use hazardous materials or used oil onto the Company's properties. The Company also currently provides a recycling program for the collection of used oil and oil filters at certain of its stores as a service to its customers pursuant to agreements with third party vendors. In addition, the Company collects and temporarily holds battery cores pursuant to an agreement with the Company's battery vendor. Pursuant to these agreements, the used oil and oil filters and battery cores are collected by Company employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. To date, compliance with applicable laws and regulations has not had a material effect on the Company's results of operations and financial condition. However, environmental laws have changed rapidly in recent years, and the Company may be subject to more stringent environmental laws in the future. There can be no assurance that more stringent environmental laws would not have an adverse effect on the Company's results of operations.

     In addition, under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Compliance with such laws and regulations has not had a material impact on the Company's operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on the Company or its operations. The Company is also indemnified by The Southland Corporation ("Southland") against losses associated with any environmental contamination existing on the date of the sale of the Company by Southland. See "Business -- History" and "-- Environmental Matters."

ABILITY TO CONTINUE COMPANY GROWTH

     The Company has grown in recent years by opening new stores, remodeling and relocating existing stores and increasing the number of SKUs available in existing stores. There can be no assurance that the Company will continue to be able to maintain or expand its market presence in its current locations or to successfully enter other markets. The ability of the Company to continue to grow in the future will depend on a number of factors including existing and emerging competition, the availability of working capital to support such growth, the Company's ability to manage costs and maintain margins in the face of pricing pressures and the ability to recruit and train additional qualified personnel. Failure by the Company to maintain its growth could have an adverse effect on its ability to make payments of interest and principal on the Notes.

IMPLEMENTATION AND INTEGRATION OF MANAGEMENT INFORMATION SYSTEMS

     The Company is in the process of implementing new information systems which management believes will assist the Company in reducing labor costs, enhancing productivity and improving inventory and merchandising management. The Company's future success may be dependent to a significant degree upon the implementation, accuracy and proper utilization of its management information systems. For example, the Company's ability to manage its inventories and to price its products appropriately depends upon the quality and effective use of the information generated by its management information systems. The failure of the Company's management information systems to adapt to business needs resulting from, among other things, expansion of its store network, introduction of new products and the continued growth of its business, or the failure of the Company to successfully implement these systems, could have a material adverse effect on the Company.

LACK OF PUBLIC MARKET FOR THE NOTES

     There is no existing trading market for the Notes, and there can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes or the price at which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated to do so, however, and any market-making with respect to the Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Notes or that an active market for the Notes will develop. The Company does not intend to apply for listing or quotation of the Notes on any securities exchange or stock market.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the Notes.

                              THE RECAPITALIZATION

     In connection with the Offering, the Company and its stockholders will effect a series of transactions that will result in the Recapitalization of the Company. The elements of the Recapitalization consist of (i) the completion of
the Offering (estimated to result in approximately $     million of net
proceeds), (ii) the exercise of outstanding options to purchase 4,839.97 shares of Common Stock by management for aggregate proceeds of $6.9 million, (iii) the repayment by members of management of approximately $910,000, a portion of the amounts owed to the Company under certain promissory notes, (iv) the establishment of the New Credit Facility, which will provide for $100.0 million of revolving credit facilities, and (v) the application of the aggregate net proceeds from the foregoing as described under "Use of Proceeds." Consummation of each of the foregoing transactions is subject to the simultaneous consummation or effectiveness, as applicable, of each of the other elements of the Recapitalization. See "Use of Proceeds," "Certain Transactions" and "Description of New Credit Facility."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be
approximately $     million (after deduction of discounts to the Underwriters
and other expenses). The Company intends to use the aggregate net proceeds from the Recapitalization (i) to repay all outstanding indebtedness (approximately
$          ) under the Existing Credit Facility, (ii) to pay certain employees of the Company an aggregate of $4.0 million for previously accrued employee incentive compensation and (iii) to distribute approximately $65.0 million to the stockholders of the Company (consisting of approximately $56.1 million to The Principal Fund and its affiliates and $8.9 million to management stockholders, of which approximately $7.8 million will be used by certain management stockholders to exercise options and repay certain loans pursuant to the Recapitalization). See "The Recapitalization."

                                 CAPITALIZATION

     The following table sets forth the unaudited cash and cash equivalents and the capitalization of the Company at December 29, 1996 and as adjusted for the Recapitalization, as described under "The Recapitalization" and "Use of Proceeds." This table should be read in conjunction with the "Selected Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                              AS OF DECEMBER 29, 1996
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................    $  1,140      $  1,140
                                                                ========      ========
Long-term debt (including current portion):
  Existing Credit Facility..................................    $ 61,000      $     --
  New Credit Facility.......................................          --         4,150
  Industrial development bonds..............................       2,022         2,022
  Senior Notes Due 2005.....................................          --       125,000
  Capital lease obligations.................................      18,964        18,964
                                                                --------      --------
Total debt..................................................      81,986       150,136
                                                                --------      --------
Stockholders' equity:
  Common Stock, par value $0.01 per share; 100,000 shares
     authorized; 49,898.31 shares issued and outstanding,
     actual; 54,738.28 shares issued and outstanding, as
     adjusted...............................................           1             1
  Additional paid-in capital................................      70,815        77,686
  Less: management notes receivable.........................      (1,821)         (911)
  Retained earnings (deficit)...............................       2,485       (63,500)
                                                                --------      --------
Total stockholders' equity..................................      71,480        13,276
                                                                --------      --------
Total capitalization........................................    $153,466      $163,412
                                                                ========      ========

                       SELECTED FINANCIAL AND OTHER DATA

     The following table sets forth selected financial and other data of the Company for the five fiscal years ended December 29, 1996. The historical financial data were derived from the Company's audited Financial Statements, appearing elsewhere in this Prospectus. The Company's fiscal year is the 52- or 53-week period ending on the last Sunday in December. All fiscal years presented are 52 weeks, except fiscal 1995, which is 53 weeks. In addition, the results of operations subsequent to the Merger are not comparable to the results prior to the Merger due to certain purchase accounting adjustments. The following table should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements appearing elsewhere in this Prospectus.

                                        PREDECESSOR (A)                   SUCCESSOR (A)
                                 ------------------------------   ------------------------------
                                                         SIX        SIX
                                     YEARS ENDED        MONTHS     MONTHS        YEARS ENDED
                                 -------------------    ENDED      ENDED     -------------------
                                 DEC. 27,   DEC. 26,   JUNE 26,   DEC. 25,   DEC. 31,   DEC. 29,
                                   1992       1993       1994       1994       1995       1996
                                 --------   --------   --------   --------   --------   --------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER STORE SQUARE FOOT DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................  $371,347   $374,618   $195,286   $203,878   $429,047   $438,182
  Cost of goods sold,
     warehousing and
     distribution(b)...........   233,696    224,543    114,452    133,390    251,628    251,764
                                 --------   --------   --------   --------   --------   --------
  Gross profit(b)..............   137,651    150,075     80,834     70,488    177,419    186,418
  Selling, general and
     administrative
     expenses(c)...............   148,498    131,125     68,642     70,500    145,829    167,064
  Depreciation and
     amortization..............    11,743      7,523      3,626      5,020     10,397     11,622
                                 --------   --------   --------   --------   --------   --------
  Operating income (loss)(d)...   (22,590)    11,427      8,566     (5,032)    21,193      7,732
  Interest expense, net........    12,024     12,014      5,807      2,533      6,009      6,203
  Other (expense) income,
     net.......................     1,956      1,183         41          4       (205)       (66)
                                 --------   --------   --------   --------   --------   --------
  Income (loss) before income
     taxes.....................   (32,658)       596      2,800     (7,561)    14,979      1,463
  Income tax expense
     (benefit).................      (438)       370      1,383        537      5,500        359
                                 --------   --------   --------   --------   --------   --------
  Net income (loss)(d).........  $(32,220)  $    226   $  1,417   $ (8,098)  $  9,479   $  1,104
                                 ========   ========   ========   ========   ========   ========
OTHER DATA:
  EBITDA(e)....................  $ (1,407)  $ 20,133   $ 12,233   $ 12,869   $ 31,385   $ 33,288
  EBITDA margin(f).............      (0.4)%      5.4%       6.3%       6.3%       7.3%       7.6%
  Gross margin.................      37.1%      40.1%      41.4%      34.6%      41.3%      42.5%
  Capital expenditures.........  $  6,100   $  6,178   $  5,885   $  6,512   $ 11,822   $ 23,275
  Ratio of earnings to fixed
     charges(g)................        (g)       1.0x       1.3x        (g)       2.0x       1.1x
SELECTED ADDITIONAL OPERATING
  DATA:
  Average net sales per
     store(h)..................  $    727   $    759   $    397   $    413   $    845   $    824
  Average net sales per store
     square foot(h)............  $    220   $    229   $    118   $    121   $    242   $    223
  Percentage change in
     comparable store net
     sales(i)..................       4.5%       1.8%       6.0%       3.9%       1.8%      (2.6)%
PRO FORMA DATA:
  Cash interest expense(j).....                                                         $ 16,227
  Ratio of total debt to
     EBITDA(k).................                                                              4.5x
  Ratio of EBITDA to cash
     interest expense(j).......                                                              2.1x
  Ratio of earnings to fixed
     charges(g)................                                                               (g)

                                        PREDECESSOR (A)                   SUCCESSOR (A)
                                 ------------------------------   ------------------------------
                                                         SIX        SIX
                                     YEARS ENDED        MONTHS     MONTHS        YEARS ENDED
                                 -------------------    ENDED      ENDED     -------------------
                                 DEC. 27,   DEC. 26,   JUNE 26,   DEC. 25,   DEC. 31,   DEC. 29,
                                   1992       1993       1994     1994 (B)     1995       1996
                                 --------   --------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
SELECTED STORE DATA:
  Beginning stores.............       526        495        492        493        495        520
  New stores...................         2         14          9          9         34         51
  Relocated stores.............         2          1          4          2          3         12
  Closed stores (including
     relocated)................       (35)       (18)       (12)        (9)       (12)       (39)
                                 --------   --------   --------   --------   --------   --------
          Ending stores........       495        492        493        495        520        544
                                 ========   ========   ========   ========   ========   ========
  Remodeled stores.............        25         29         13         26         98        225
  Average square footage per
     store(h)..................     3,312      3,321      3,362      3,408      3,489      3,695
  Total square footage at
     period end (in
     thousands)(h).............     1,639      1,639      1,673      1,694      1,848      2,084
BALANCE SHEET DATA (AT PERIOD
  END):
  Cash and cash equivalents....  $    885   $  1,095   $  1,116   $  1,133   $  1,202   $  1,140
  Working capital (deficit)....   (20,088)   (21,705)   (26,075)    17,484     23,961     47,987
  Total assets.................   147,863    148,189    151,414    229,659    254,419    298,348
  Total debt, including current
     maturities(k).............   117,876    117,935    108,422     61,130     63,471     81,986
  Stockholders' equity
     (deficit)(l)..............   (49,395)   (48,820)   (47,303)    60,646     70,275     71,480

---------------

(a) "Successor" refers to Chief Auto Parts Inc. subsequent to the Merger; "Predecessor" refers to Chief Auto Parts Inc. prior to the Merger. See
     "-- Pro Forma 1994 Information" below for further information regarding the Merger.

(b) Six months ended December 25, 1994 includes a $12.9 million Merger-related inventory charge. Year ended December 27, 1992 includes a $6.7 million non-cash provision related to discontinued inventory.

(c) Year ended December 29, 1996 includes a $14.0 million non-cash provision for (i) store closings primarily related to the Company's exit from the Little Rock market and (ii) legal reserves. Year ended December 27, 1992 includes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets and a $3.5 million non-cash provision related to various insurance reserves.

(d) Year ended December 29, 1996 includes a $14.0 million non-cash provision for (i) store closings primarily related to the Company's exit from the Little Rock market and (ii) legal reserves. Six months ended December 25, 1994 includes a $12.9 million Merger-related inventory charge. Year ended December 27, 1992 includes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets, a $6.7 million non-cash provision related to discontinued inventory and a $3.5 million non-cash provision related to various insurance reserves.

(e) EBITDA represents income (loss) before interest expense (net), income taxes, depreciation and amortization and (i) in year ended December 29, 1996, excludes a $14.0 million non-cash provision for (A) store closings primarily related to the Company's exit from the Little Rock market and (B) legal reserves, (ii) in the six months ended December 25, 1994, excludes a $12.9 million Merger-related inventory charge and (iii) in year ended December 27, 1992 excludes a $7.5 million non-cash provision primarily related to the Company's exit from the Nashville and Phoenix markets. EBITDA is used by the Company for the purpose of analyzing operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(f)  EBITDA margin represents EBITDA as a percentage of net sales.

(g) The ratio of earnings to fixed charges is computed by aggregating income before income taxes and fixed charges and dividing the total by fixed charges. Fixed charges comprise interest on all indebtedness including capital leases and amortization of debt expense, and one-third of rental expense (being that portion of rental expense representative of an interest factor). During the year ended December 27, 1992 and the six months ended December 25, 1994, earnings were insufficient to cover fixed charges by $32.7 million and $7.6 million, respectively, and accordingly such ratios are not presented. The pro forma ratio of earnings to fixed charges gives effect to the Recapitalization as if it had occurred on January 1, 1996. On a pro forma basis, during the year ended December 29, 1996, earnings were insufficient to cover fixed charges by $9.7 million, and accordingly such ratio is not presented.

(h) Average net sales per store, average square footage per store and average net sales per store square foot are based on the average of the beginning and ending number of stores and store square footage, and are not weighted to take into consideration the actual dates of store openings, closings or expansions. Total square footage at period end is based on the Company's actual store formats and includes normal selling, office, stockroom and receiving space.

(i) The percentage change in comparable store net sales is calculated as the net change in sales for each comparable store for the equivalent period in the prior year. Comparable stores are stores that have been operating for more than 12 months since first opening. During the 13th month of operations, new stores are considered comparable stores. Stores which have been relocated are treated as comparable stores. Closed stores are not categorized as comparable stores.

(j) Pro forma cash interest expense for the year ended December 29, 1996 is pro forma interest expense, net of amortization of deferred financing costs, and gives effect to the Recapitalization as if it had occurred on January 1, 1996, assuming an interest rate on the Notes of 10.5% and a composite interest rate of 7.5% on the New Credit Facility. No interest income has been assumed on average excess cash invested of approximately $8.0 million during year ended December 29, 1996.

(k)  Total debt comprises long-term borrowings and capital leases.

(l)  No cash dividends have been paid during the presented periods.

PRO FORMA 1994 INFORMATION

     In the table shown below, a pro forma statement of operations for the year ended December 25, 1994 is presented, which gives effect to the Merger as if it had occurred on December 27, 1993.

     The pro forma statement of operations is derived from the Financial Statements of the Company for the six months ended December 25, 1994 and of the Predecessor for the six months ended June 26, 1994, which are included elsewhere in this Prospectus.

     In order to present the combined results of operations of the two companies, the Predecessor results were adjusted to reflect the pro forma Merger-related activity that would have resulted if the Merger had occurred at the beginning of the Predecessor's fiscal period. The unaudited pro forma Merger adjustments reflect purchase accounting treatment of the Merger and the repayment of Predecessor debt, as follows:

                     PRO FORMA 1994 STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                PREDECESSOR
                                              SIX MONTHS ENDED              SUCCESSOR      PRO FORMA
                                               JUNE 26, 1994                SIX MONTHS      COMBINED
                                    ------------------------------------      ENDED        YEAR ENDED
                                                   MERGER          AS      DECEMBER 25,   DECEMBER 25,
                                     ACTUAL    ADJUSTMENTS(1)   ADJUSTED       1994           1994
                                    --------   --------------   --------   ------------   ------------
Net sales.........................  $195,286      $    --       $195,286     $203,878       $399,164
Costs and expenses:
  Costs of goods sold, warehousing
     and distribution.............   114,452           --        114,452      133,390        247,842
  Selling, general and
     administrative...............    68,642          (59)        68,583       70,500        139,083
  Depreciation and amortization...     3,626          583          4,209        5,020          9,229
                                    --------      -------       --------     --------       --------
Profit (loss) from operations.....     8,566         (524)         8,042       (5,032)         3,010
Interest expense, net.............     5,807       (3,241)         2,566        2,533          5,099
Other income, net.................        41           --             41            4             45
                                    --------      -------       --------     --------       --------
Profit (loss) before income
  taxes...........................     2,800        2,717          5,517       (7,561)        (2,044)
Income tax expense................     1,383          686          2,069          537          2,606
                                    --------      -------       --------     --------       --------
Net income (loss).................  $  1,417      $ 2,031       $  3,448     $ (8,098)      $ (4,650)
                                    ========      =======       ========     ========       ========

---------------

(1) Selling, general and administrative -- principally reduced rent expense of $503,000 arising from unfavorable leasehold obligations, and additional deferred compensation expense of $779,000.

     Depreciation and amortization -- principally additional annual amortization of $715,000 arising from goodwill resulting from the Merger, and other net changes in depreciation resulting from increased basis of property and assets under capital leases acquired in the Merger.

     Interest expense, net -- principally a net reduction of interest expense of $3 million resulting from the repayment of Predecessor debt with proceeds from issuance of common stock in the Merger and the replacement of the Predecessor line of credit with the Existing Credit Facility bearing lower interest rates, and a net reduction of annual interest expense of $242,000 relating to obligations under capital leases.

     Income tax expense -- increase in federal income taxes relating to the net effect of the above items, excluding goodwill, presented on the same basis (alternative minimum tax) as reflected in both the Predecessor's and the Successor's separate historical results.

     No adjustment is made to cost of goods sold, warehousing and distribution in the Predecessor's results, as the non-recurring charge arising from the write up of merchandise inventories by $12.9 million from the historical cost as carried by the Predecessor at the time of the Merger is reflected in the Successor's results for the six months ended December 25, 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Financial and Other Data" and the Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that might cause such a difference include those discussed below, as well as general economic and business conditions, competition and other factors discussed elsewhere in this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may reflect events or circumstances after the date hereof or the occurrence of anticipated or unanticipated events.

GENERAL

     Management has repositioned Chief from a chain of smaller automotive parts convenience stores to a full-line auto parts and accessories chain through a number of initiatives designed to promote the Company's image as a premier retailer for the DIY market. Since the Merger, the Company has invested approximately $41.6 million in total capital expenditures, doubled the average number of SKUs in its stores and either remodeled or opened as new stores 85% of its current stores:

                                                                  FISCAL YEAR
                                                              --------------------
                                                              1994    1995    1996
                                                              ----    ----    ----
Stores at beginning of period...............................  492     495     520
New stores..................................................   18      34      51
Relocated stores............................................    6       3      12
Closed stores (including relocated stores)..................  (21)    (12)    (39)
                                                              ---     ---     ---
  Stores at end of period...................................  495     520     544
                                                              ===     ===     ===
Remodeled or expanded stores................................   39      98     225
                                                              ===     ===     ===

     Newly-opened stores are categorized as new stores during the first full year of operations. During the 13th month of operations, new stores are considered comparable stores. Stores that have been relocated are treated as comparable stores. Closed stores (including those closed during the current year) are not categorized as comparable stores. The percentage change in comparable store sales is calculated as the net change in sales for each comparable store for the equivalent period in the prior year.

     As described in Notes 1 and 2 to the Financial Statements, the Company was the surviving corporation of the Merger effective June 27, 1994. The Merger was accounted for by the purchase method of accounting, and accordingly, the assets and liabilities of the Predecessor were revalued and significant adjustments to the assets acquired and liabilities assumed were made to reflect their estimated fair values at the date of the Merger. As a result of these factors, management does not believe the financial statements of the Company are comparable to those of the Predecessor. A comparison follows between the Company's results for the years ended December 29, 1996 and December 31, 1995, and the pro forma combined results of the Company and the Predecessor for the year ended December 25, 1994 (which assumes that the Merger occurred on December 27, 1993). The pro forma results for 1994 combine the results of operations of the Company for the six months ended December 25, 1994 and of the Predecessor for the six months ended June 26, 1994 (as derived from the Financial Statements of the Company and the Predecessor, included elsewhere in this Prospectus), and pro forma Merger adjustments.

     In order to make the following comparisons meaningful, it should be noted that fiscal 1996 included 52 weeks, fiscal 1995 included 53 weeks and pro forma fiscal 1994 included 52 weeks.

RESULTS OF OPERATIONS

     The following table sets forth, for the fiscal years indicated, the percentage relationship to net sales of certain items included in Chief's Financial Statements.

                                                               PERCENTAGE OF NET SALES
                                                             ---------------------------
                                                                PRO
                                                               FORMA     ACTUAL   ACTUAL
                                                               1994       1995     1996
                                                             ---------   ------   ------
STATEMENT OF OPERATIONS DATA:
  Net sales...............................................     100.0%    100.0%   100.0%
  Cost of goods sold, warehousing and distribution........      62.1      58.7     57.5
                                                               -----     -----    -----
  Gross profit............................................      37.9      41.3     42.5
  Selling, general and administrative.....................      34.8      34.0     38.1
  Depreciation and amortization...........................       2.3       2.4      2.6
                                                               -----     -----    -----
  Operating income........................................       0.8       4.9      1.8
                                                               =====     =====    =====
OTHER DATA:
  EBITDA..................................................       6.3       7.3      7.6
                                                               =====     =====    =====

  Fiscal Year Ended December 29, 1996 vs. Fiscal Year Ended December 31, 1995

     Net sales. Net sales increased by $9.1 million, or 2.1%, to $438.2 million in fiscal 1996 from $429.0 million in fiscal 1995. The increase was primarily attributable to higher new store sales in fiscal 1996 compared to fiscal 1995 (63 stores were opened in fiscal 1996 compared to 37 in fiscal 1995). The increase in new store sales offset a decrease in comparable store sales during fiscal 1996. Additionally, fiscal 1995 consisted of 53 weeks compared to 52 weeks in fiscal 1996; the additional one week's sales of $7.4 million in fiscal 1995 had no equivalent in fiscal 1996. On a comparable basis (52 weeks compared to 52 weeks), comparable store sales during fiscal 1996 decreased by $10.6 million, or 2.6%, to $394.3 million in fiscal 1996 from $404.9 million in fiscal 1995. The comparable store sales decrease resulted from a lower average number of customer transactions per store, which was partially offset by a higher average value of customer transaction size (as measured in dollars). Management believes that the reduction in customer transactions was attributable to disruptions caused by extensive remodeling efforts during fiscal 1996 (225 stores were remodeled in fiscal 1996 compared to 98 in fiscal 1995), as well as to the opening of new stores in close proximity to existing stores in an effort to extend market penetration.

     Gross profit. Gross profit increased by $9.0 million, or 5.1%, to $186.4 million in fiscal 1996 from $177.4 million in fiscal 1995 due to the increased sales volume and a higher gross profit margin (42.5% in fiscal 1996 compared to 41.3% in fiscal 1995). The gross profit margin increase resulted from product mix enhancements, improved purchasing terms from primary vendors and additional purchasing incentives provided by vendors due to remodeling and new store openings.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $21.2 million, or 14.6%, to $167.1 million in fiscal 1996 from $145.8 million in fiscal 1995. This increase was primarily due to a $14.0 million non-cash provision for (i) store closings primarily related to the Company's exit from the Little Rock market and (ii) legal reserves. The remainder of the increase was due to an increase in sales volume and a corresponding increase in related expenses such as store labor, advertising, and occupancy costs. As a percentage of net sales, excluding the $14.0 million non-cash provision, selling, general and administrative expenses increased to 34.9% in fiscal 1996 from 34.0% in fiscal 1995. This 0.9% increase was primarily attributable to expenses associated with new store openings, additional store labor entailed in remerchandising the remodeled stores, higher store supply expense and additional advertising promotions.

     EBITDA. EBITDA increased by $1.9 million, or 6.1%, to $33.3 million in fiscal 1996 (52 weeks) from $31.4 million in fiscal 1995 (53 weeks). The increase was principally the result of the increased sales volume and gross profit.

     Depreciation and amortization expense. Depreciation and amortization expense increased by $1.2 million, or 11.8%, to $11.6 million in fiscal 1996 from $10.4 million in fiscal 1995. The increase was primarily attributable to a higher depreciable asset base in fiscal 1996 compared to fiscal 1995, most notably in leasehold improvements and furniture and equipment. The asset base increased due to capital improvements made during the year (such as the remodeling of stores to accommodate the expanded hard parts merchandise assortment and new store systems) and to the opening of new stores.

     Interest expense. Interest expense increased by $194,000, or 3.2%, to $6.2 million in fiscal 1996 from $6.0 million in fiscal 1995. The increase was due primarily to a higher average outstanding balance under the Existing Credit Facility in fiscal 1996 compared to fiscal 1995, offset partially by lower average interest rates during fiscal 1996 compared to fiscal 1995.

     Income taxes. The Company's effective income tax rate decreased to 24.5% in fiscal 1996 from 36.7% in fiscal 1995, primarily due to the benefit of previously unrecognized tax assets and lower state taxes.

     Net income. Net income decreased by $8.4 million, or 88.4%, to $1.1 million in fiscal 1996 from $9.5 million in fiscal 1995 due to the factors discussed above.

  Fiscal Year Ended December 31, 1995 vs. Pro Forma Fiscal Year Ended December 25, 1994

     Net sales. Net sales increased by $29.9 million, or 7.5%, to $429.0 million in fiscal 1995 from $399.2 million in fiscal 1994. The increase was attributable to an additional week's sales of $7.4 million in fiscal 1995, which consisted of 53 weeks compared to 52 weeks in fiscal 1994, and to new store sales due to 37 new store openings in fiscal 1995 compared to 24 in fiscal 1994. On a comparable basis (53 weeks compared to 53 weeks), comparable store sales increased by $7.2 million, or 1.8%, to $405.7 million in fiscal 1995 from $398.4 million in fiscal 1994. The increase in comparable store sales resulted from a higher average customer transaction size (as measured in dollars), which offset a slight decrease in the average number of customer transactions per store. The Company believes the reduction in customer transactions was due to disruptions caused by extensive remodeling efforts during fiscal 1995 (98 stores were remodeled during fiscal 1995 compared to 39 in fiscal 1994).

     Gross profit. Gross profit increased by $26.1 million, or 17.2%, to $177.4 million in fiscal 1995 from $151.3 million in fiscal 1994, due to the increased sales volume. During fiscal 1994, a non-recurring Merger-related write-up of merchandise inventory of $12.9 million was charged to cost of goods sold, for which there was no comparable charge during fiscal 1995. Excluding this non-recurring charge, gross profit increased by $13.2 million or 8.1%. Gross profit margin increased to 41.3% in fiscal 1995 from 37.9% in fiscal 1994, due in part to the non-recurring Merger-related charge in fiscal 1994 described above, excluding which the gross profit margin in fiscal 1994 was 41.1%.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $6.7 million, or 4.9%, to $145.8 million in fiscal 1995 from $139.1 million in fiscal 1994 due principally to the increased sales volume. As a percentage of net sales, selling, general and administrative expenses decreased to 34.0% in fiscal 1995 from 34.8% in fiscal 1994. This decrease was primarily attributable to improved expense control.

     EBITDA. EBITDA increased by $6.2 million, or 24.7%, to $31.4 million in fiscal 1995 from $25.2 million in fiscal 1994 principally as a result of the increased sales volume, better gross margins and lower operating expenses.

     Depreciation and amortization expense. Depreciation and amortization expense increased by $1.2 million, or 12.7%, to $10.4 million in fiscal 1995 from $9.2 million in fiscal 1994. The increase was due to a higher depreciable asset base in fiscal 1995 compared to fiscal 1994, most notably in leasehold improvements and furniture and equipment. The asset base increased due to capital improvements made during the year (such as the remodeling of stores to the expanded hard parts merchandise assortment), and to the opening of new stores.

     Interest expense. Interest expense increased by $910,000, or 17.8%, to $6.0 million in fiscal 1995 from $5.1 million in fiscal 1994. The increase was due primarily to a higher average outstanding balance under the Existing Credit Facility in fiscal 1995 compared to fiscal 1994.

     Income taxes. The Company's effective income tax rate during fiscal 1995 differed from that in fiscal 1994 as no tax benefits were provided in fiscal 1994 for the Company's losses during that period.

     Net income. Net income increased by $14.1 million to $9.5 million in fiscal 1995 from a net loss of $4.7 million in fiscal 1994 due to the factors discussed above.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

     Since the Merger, the Company has utilized funds generated from operations and borrowings under the Existing Credit Facility to meet working capital requirements (principally merchandise inventory) and to fund capital expenditures (principally the opening of new stores, remodeling and expansion of existing stores, information systems improvements and distribution center improvements). At December 29, 1996, the Company had net working capital of $48.0 million and $18.5 million available for borrowing under the Existing Credit Facility. In connection with the Recapitalization, the Company will enter into the New Credit Facility.

     During fiscal 1996, the Company's principal sources of cash were $1.9 million from operations and $22.5 million from borrowings under the Existing Credit Facility, which were used primarily to fund capital expenditures of $23.3 million. During fiscal 1995, the Company's principal sources of cash were $9.1 million from operations and $4.0 million from borrowings under the Existing Credit Facility, which were used primarily to fund capital expenditures of $11.8 million. During the six months ended December 25, 1994, the Company's principal sources of cash were $9.9 million from operations, $68.7 million from the issuance of stock, and $34.5 million from borrowings under the Existing Credit Facility, which were used primarily to fund capital expenditures of $6.5 million, to purchase the Predecessor for $67.6 million and to pay Predecessor debt of $88.5 million. During the six months ended June 26, 1994 (Predecessor), the principal sources of cash were $13.2 million from operations and $2.2 million from the sale of property and equipment, which were used primarily to fund capital expenditures of $5.9 million and to repay debt of $9.5 million.

     As a result of the Company's new store growth and major remodeling program, the Company's capital expenditures and related investments in property, plant and equipment and merchandise inventories have increased significantly. Capital expenditures increased by $11.5 million, or 96.9%, to $23.3 million in fiscal 1996 from $11.8 million in fiscal 1995. The increase was due primarily to the new store growth and the remodeling program, as well as to distribution center improvements and store-related information systems. Merchandise inventories increased by $32.8 million, or 30.5%, to $140.4 million in fiscal 1996 from $107.6 million in fiscal 1995, due to the new store growth, the remodeling program, the deliberate expansion of Chief's SKU count in a typical store, which has doubled to an average of 16,000, since 1994, and other changes to product mix. The Company plans to reduce inventory maintained in each store in the future through improved inventory management.

     During fiscal 1997, the Company plans to open approximately 65 new stores, including the relocation of approximately 25 existing stores. Additionally, the Company plans to remodel approximately 80 stores during fiscal 1997, and to improve significantly its distribution systems. The total estimated cost of such new store openings and existing store relocations and remodelings is approximately $11.1 million.

     The Company anticipates that substantially all of its new and relocated stores during fiscal 1997 will be financed by arrangements structured as operating leases that require no net capital expenditures by the Company except for fixtures and store equipment. Merchandise inventories and related capital expenditures for the new stores and remodeling are expected to be funded by operations, working capital and credit facilities. The Existing Credit Facility was increased from $50.0 million to $65.0 million effective January 26, 1996, and then to $80.0 million effective November 4, 1996. The New Credit Facility will provide for revolving credit borrowings up to $100.0 million, available subject to a borrowing base formula. Under such formula, approximately

$77.0 million is expected to be available under the commitment upon completion of the Recapitalization, of which approximately $69.0 million is expected to be available for additional borrowings on such date.

     The Company believes that funds provided from operations and from credit facilities currently in place will be sufficient to meet planned financial commitments.

EFFECT OF INFLATION AND CHANGING PRICES

     Inflation has not had a material effect on the Company's results of operations. Chief has offset the effect of inflation by maintaining profit margins through product mix enhancements and securing favorable purchase terms from primary suppliers.

     Substantially all of the Company's indebtedness (other than capitalized leases) bears stated interest at rates that are subject to fluctuation. The weighted average interest rate in effect on the Existing Credit Facility was 6.4% at December 29, 1996 and 8.5% at December 31, 1995.

NEW ACCOUNTING STANDARDS

     During fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 had no impact on the Company's financial position or results of operations.

     Additionally, during fiscal 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees, and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument. As more fully described in Note 7 to the Financial Statements, the Company has opted to continue the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the adoption of SFAS 123 was for disclosure purposes only and had no effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     Chief is one of the nation's largest auto parts and accessories retail chains, both in number of stores and annual revenue, with 544 retail stores as of December 29, 1996 located in six states, primarily concentrated in Southern California and Texas. The Company is a market leader based on number of stores in its six primary markets -- Los Angeles, Dallas/Fort Worth, Sacramento, San Diego, Las Vegas and Fresno -- with more than twice as many stores as its nearest competitor in the Los Angeles market. The Company is a consumer-oriented, specialty aftermarket retailer, primarily serving DIY customers and, to a lesser extent, commercial customers. Chief's product mix of approximately 16,000 SKUs in its typical retail store features nationally known brand names, as well as private label automotive parts, including new and remanufactured hard parts, accessories and maintenance items.

     The Company's Chief Executive Officer, David H. Eisenberg, joined the Company in 1992 and subsequently recruited many of the Company's current senior executives. Since fiscal 1993, net sales and EBITDA have increased an average of 5.4% and 18.6% per year, respectively, to $438.2 million and $33.3 million, respectively, in fiscal 1996. Chief's management team has instituted a number of initiatives designed to promote the Company's image as a premier retailer for the DIY customer including a focus on competitive pricing and superior customer service; investment in store expansions, relocations and remodelings; and enhancement of information systems to improve customer service, productivity and inventory management.

     In June 1994, The Principal Fund and certain of its affiliates acquired Chief. Pursuant to a subadvisory agreement, Oaktree manages The Principal Fund. The acquisition significantly deleveraged the Company, providing it with access to growth capital and enabling management to focus on operational improvements and growth. The support and flexibility afforded by this change in Chief's capital structure enabled management to reposition the Company from a chain of smaller automotive parts convenience stores to a full-line auto parts and accessories chain. Since June 1994, the Company has invested approximately $41.6 million in total capital expenditures in connection with its program to reposition Chief in the automotive aftermarket marketplace and has doubled the average number of SKUs in its stores. During this period, the Company remodeled 349 of its stores, opened 94 new stores, relocated 17 stores to larger, more favorable locations averaging 5,380 square feet (an increase from approximately 2,780 square feet for such stores prior to relocation), closed 43 small or underperforming stores and introduced Chief's commercial sales program into 16 existing stores. The Company has substantially completed its program of repositioning Chief as a full-line auto parts and accessories chain.

     Chief's redesigned store layouts and enhanced product offerings enable the Company to merchandise store product lines to target more effectively the needs of the DIY customer, resulting in increased sales of "hard parts" (such as alternators and starters) which carry higher margins and higher average transaction prices than many of the Company's other products, such as motor oil. These improvements also have contributed to an increase in gross profit margins and EBITDA margins from 37.9% and 6.3%, respectively, in fiscal 1994 to 42.5% and 7.6%, respectively, in fiscal 1996.

     Management believes that the automotive aftermarket parts industry is growing as a result of: (i) increases in the size and age of the country's automotive fleet; (ii) increases in the number of miles driven annually per vehicle; (iii) the higher cost of new cars as compared to historical costs; (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles; and (v) the increasing labor costs associated with parts, installation and maintenance. Management further believes that the retail auto parts industry displays certain recession-resistant characteristics resulting from a shift from professional repairs to DIY repairs during economic downturns and sales increases in automobile enhancement products during better economic conditions.

OPERATING STRENGTHS AND BUSINESS STRATEGIES

     Chief attributes its present success and significant opportunities for continued growth to the following operating strengths and business strategies:

     - Leading positions in favorable markets. The Company is a market leader based on number of stores in its six primary markets -- Los Angeles, Dallas/Fort Worth, Sacramento, San Diego, Las Vegas and Fresno -- with more than twice as many stores as its nearest competitor in the Los Angeles market. California and Texas are the two largest states in the country in terms of vehicle registration and population, and both have climates suited for year-round outdoor auto repair activities. The Company has achieved a high level of name recognition with its customers in these markets as a result of consistently providing high quality products and customer service.

     - Investments in store relocation, expansion and remodeling. Chief has focused on relocating and expanding existing stores to larger locations with more customer-friendly layouts and identifying desirable locations for opening new stores, primarily in existing markets. The Company also significantly redesigned its store layout and remodeled 349 of its stores from June 1994 through 1996. Eighty-five percent of the Company's existing store base is either new or has been remodeled since June 1994. Chief plans to open 40 new stores and to relocate or expand at least 25 stores in 1997.

     - Enhancement of management information systems. Management has adopted a strategy of enhancing Chief's customer service, productivity, inventory and merchandising management through the implementation of new and improved technology-based systems, including (i) the integration of its point-of-sale system and electronic parts catalog, (ii) the introduction and continued roll-out of perpetual inventory systems in its stores and
       (iii) the installation of portable radio frequency computer hand held devices to automate price management, receiving, shipping and ordering functions in each store and distribution center and to facilitate the management of the perpetual inventory system. Management believes these systems should contribute to improved profitability.

     - Commercial sales program. The Company recently initiated its commercial sales program, marketed towards the commercial segment of the automotive aftermarket industry, which the Company believes constitutes approximately $40-$45 billion of the total estimated $75 billion annual sales for the automotive aftermarket industry. In stores with commercial sales capabilities, Chief offers commercial customers over 20,000 SKUs delivered within 30 minutes from time of order. To date, the Company has introduced commercial sales capabilities into 16 of its existing stores and plans to expand the commercial sales program to an additional 15 existing stores by mid-1997. Chief believes that a successful commercial sales program will complement the Company's existing retail business.

     - Emphasis of competitive advantages over smaller retailers. The Company will continue to consolidate its position in key markets by enhancing its competitive advantages over smaller competitors including: (i) economies of scale in advertising, distribution and warehousing, (ii) an ability to stock and warehouse a larger number of SKUs, including private label brands; (iii) lower product costs as a result of purchasing directly from manufacturers rather than through distributors; (iv) an ability to attract talented employees and offer attractive career paths; (v) superior customer service due to better information systems and continuous employee training; and (vi) a greater number of locations and extended store hours.

     - Strong management team with significant equity ownership. Chief's management team has repositioned the Company from a chain of smaller automotive parts convenience stores to a full-line auto parts and accessories chain. Four of the Company's top executives, including the Chief Executive Officer, David H. Eisenberg, joined the Company following their management of Peoples Drug Stores Incorporated, a drugstore chain with approximately 500 locations. The Company's six senior executives average more than 24 years of experience in the retail industry and possess a diverse skill base which incorporates marketing, merchandising, distribution, management information systems integration and customer and vendor relationships. Senior management owns 9.2% of Chief's common stock on a fully diluted basis.

HISTORY OF THE COMPANY

     The original "Chief" automotive retail business began in September 1955 with one store in Norwalk, California near Los Angeles and had grown to 119 retail stores located in the greater Los Angeles area by the time Southland purchased this business in December 1978; Southland grew the business by opening new stores and by acquiring existing operations. In February 1985, Southland acquired 86 Checker Auto Parts and Honey's Auto Parts stores, located principally in the Dallas-Fort Worth area, from Lucky Stores, Inc. Also in February 1985, Southland acquired 13 "2002" Auto Parts stores located in Houston. Southland sold the business to a group of investors and prior management in a leveraged buyout in 1988. In 1992 and 1993, a new management team joined the Company and began to reposition Chief as a full-line retail auto parts and accessories chain. When The Principal Fund and its affiliates purchased the Company in June 1994, the Company operated 493 stores under the name Chief Auto Parts. As of December 29, 1996, the Company operated 544 stores in the states of California, Texas, Nevada, Tennessee, Arizona and Arkansas.

AUTOMOTIVE AFTERMARKET INDUSTRY

     According to industry estimates, the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $75 billion in sales in 1995. The retail portion of this market is estimated at $35 billion of this total market. The Company believes that the automotive aftermarket for parts, maintenance items and accessories is growing due to several factors, including: (i) increases in the size and age of the country's automotive fleet; (ii) increases in the number of miles driven annually per vehicle; (iii) the higher cost of new cars as compared to historical costs; (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles; and (v) the increasing labor costs associated with parts, installation and maintenance. Industry sources indicate that average annual sales in the retail automotive parts market in the United States have increased at a compound annual growth rate of 2.4% from 1990 to 1995.

     The automotive aftermarket distribution channels currently are highly fragmented in both the commercial and DIY segments. The Company believes that consolidation of the industry is occurring as national and regional specialty retail chains gain market share at the expense of smaller independent operators and less specialized mass merchandisers. Automotive specialty retailing chains with multiple locations in given market areas, such as the Company, enjoy competitive advantages in purchasing, distribution, advertising and marketing compared to most small independent retailers. In addition, the increase in the number of automotive replacement parts caused by the significant increase in recent years in the variety of domestic and imported vehicle makes and models has made it difficult for smaller independent retailers and less specialized mass merchandise chains to maintain inventory selection broad enough to meet customer demands. The Company believes that automotive specialty retailing chains, such as the Company, are in a favorable competitive position because they have the distribution capacity and sophisticated information systems to stock, advertise and deliver a broad inventory selection.

PRODUCTS

     Product Selection. The Company offers a broad selection of nationally recognized name brand and private label automotive products. The product mix of approximately 16,000 SKUs in the Company's typical store includes new and remanufactured hard parts such as alternators, starters, water pumps, brake parts, clutches and shock absorbers; maintenance items such as oil and lubrication products, antifreeze, chemicals, filters and waxes and protectants; and various other products such as lighting systems, electrical components, ignition parts, batteries, spark plugs, belts, hoses, gaskets, tools, equipment, supplies and accessories. The Company also offers certain other parts, such as engines, as special order items. The Company's broad selection of national brand name products includes Monroe shocks, Borg-Warner clutches and clutch parts, Fram air and oil filters, Raybestos brakes, Champion batteries, Bosch spark plugs and oxygen sensors and Gates belts and hoses. These products generate customer traffic and have strong appeal to Chief's commercial customers. The Company's wide selection of high quality private label products appeals to value-conscious customers. The Company backs many of its products with either a one-year or a lifetime warranty.

     The Company continually reevaluates its product selection in order to ensure that its product mix in each store meets current customer demand and is appropriate to the needs of its customer base. Moreover, the

Company periodically modifies its product selection and discontinues underperforming merchandise categories to improve its profitability and inventory turnover. For example, as part of its recent remerchandising efforts, the Company increased its selection of "hard parts," such as alternators and starters, which carry higher margins and higher average transaction prices than other products, such as motor oil.

     Purchasing. Purchasing for all stores is consolidated at the Company's headquarters in Dallas under the direction of the marketing department. In most cases, the Company buys products directly from manufacturers rather than purchasing from a distributor. Due to the Company's high sales volume, it is generally able to obtain discounts and favorable terms from manufacturers. The Company maintains multiple sources for the majority of the private label brands it carries and has strategic alliances and long-standing relationships with many suppliers. The benefits of these strategic alliances include special merchandise purchases, regional testing of new products supplied to the Company at little or no cost and extended payment terms on certain products. In fiscal 1996, Echlin, Inc., one of the Company's strategic partners and suppliers of ignition parts, fuel pumps, brakes and brake parts, accounted for approximately 13.7% of the Company's total purchases and GNB Incorporated, a supplier of batteries, accounted for approximately 10.5% of the Company's total purchases.

     Substantially all of the Company's suppliers ship products to the Company's distribution centers, from which products are delivered to stores once a week. With its continuing program to upgrade the technological capabilities of its stores, the Company currently orders over 90% of its products electronically.

     Pricing. The Company's pricing policy focuses on providing customers with high-quality products at competitive prices in each of its markets. The Company conducts regular price checks to ensure that its prices remain competitive, particularly with respect to high profile items, and offers to match competitors' prices on certain of its products such as motor oil. In particularly price sensitive markets, the Company offers a one-year warranty on its products, as an alternative to a more costly lifetime warranty.

STORE OPERATIONS

  Store Formats

     Chief's current store prototype is 5,400-6,000 square feet in size, and the Company is aggressively expanding or relocating its smaller stores into larger facilities at better locations. Since June 1994, the Company has remodeled, relocated or expanded 373 stores. Chief has increased the average size of its stores to 3,695 square feet at year-end 1996 from 3,312 square feet at year-end 1992.

     The following table sets forth certain information regarding the Company's stores by size as of December 29, 1996.

                                                               NUMBER      PERCENTAGE
STORE SIZE                                                    OF STORES    OF STORES
----------                                                    ---------    ----------
5,000 sq. ft. or greater....................................      86            16%
4,000 -- 5,000 sq. ft. .....................................     105            19
3,500 -- 4,000 sq. ft. .....................................     171            32
3,000 -- 3,500 sq. ft. .....................................      39             7
Less than 3,000 sq. ft......................................     143            26
                                                                 ---           ---
          Total.............................................     544           100%

     The Company emphasizes customer service and convenience with its store size, hours of operation and locations. The Company's stores range from 1,840 to 10,640 square feet, with newer stores averaging 5,400 to 6,000 square feet, and are generally located in neighborhood shopping centers, shopping center pads or other high visibility, high traffic locations. Stores are open at least from 8:00 a.m. to 9:00 p.m., seven days per week, with many stores opening at 6:00 a.m. and many stores staying open until midnight. Thirty-two locations are open 24 hours per day. The Company has located at least one 24-hour store within each of its major market areas and provides its customers with a toll-free telephone number 24 hours per day to assist them in locating the Company's nearest open store. The Company strives to make its stores a convenient shopping environment with easy-to-find products, a speedy check-out process, clean and uncluttered aisles, numerous merchandise displays and attention-getting, in-store signage. In its new and redesigned stores, the Company stocks automotive accessories in self-service shelves and aisles and stocks "hard" parts, which generally demand a higher level of employee assistance, behind a "high steel" parts counter, attended by a parts-knowledgeable salesperson.

  Geographic Distribution

     The Company's 544 stores are organized into five geographic regions, each administered by a Regional Vice-President who oversees from four to 12 District Managers. District Managers are responsible for nine to 20 stores. The Company's headquarters are located in Dallas, Texas, and the Company operates two warehouse and distribution centers: one near Dallas in Seagoville, Texas and one near Los Angeles in Cerritos, California. The table below shows the location and number of the Company's 544 operating stores, eight principal offices and two warehouses by state as of December 29, 1996.

                                                      NUMBER OF
                                                      OPERATING       NUMBER OF OFFICES
STATE                                                  STORES          AND WAREHOUSES
-----                                                 ---------    -----------------------
California..........................................     378       4 offices, 1 warehouse
Texas...............................................     129       4 offices, 1 warehouse
Nevada..............................................      25                 --
Tennessee...........................................       8                 --
Arizona.............................................       3                 --
Arkansas............................................       1                 --
                                                         ---       -----------------------
          Total.....................................     544       8 offices, 2 warehouses
                                                         ---       -----------------------

STORE DEVELOPMENT AND EXPANSION STRATEGY

     The Company operates as a neighborhood store, and promotes this image by generally selecting store sites in high density, high visibility areas such as shopping centers and high traffic street corners. Chief's management continually reevaluates the competitive position and profitability of its stores to determine which stores would benefit from relocation or remodeling and in which areas it should open new stores. The Company has begun to seek locations in smaller communities near cities it currently serves, and which the Company believes are not currently being served by automotive retail chains. The Company is seeking to penetrate further its existing markets in the Western United States by (i) expanding successful stores at existing locations and, where necessary, by relocating stores in the same market to maximize sales volume and profitability at proven sites and (ii) adding new stores in markets contiguous to those currently served by the Company in order to increase market penetration, while benefiting from economies of scale in advertising, distribution and management costs.

     The Company plans to open approximately 40 new stores and to relocate or expand approximately 25 stores in fiscal 1997, primarily in its existing markets. As a result of its new, relocated and remodeled stores, the Company expects that by the end of 1997, only 19% of its stores will be less than 3,000 square feet. Substantially all of Chief's remodeled, expanded and new stores have the capacity to carry approximately 16,000 SKUs and Chief stores with commercial sales capabilities carry a minimum of 20,000 SKUs.

     The Company routinely evaluates existing locations to determine which stores could increase sales, market share and profitability by remodeling. Remodeling may consist of one or more of the following: (i) enlarging the store, usually by leasing adjacent premises; (ii) creating a parts counter and high steel sales area; and (iii) image enhancement through cosmetic changes to the store to update signage, fixtures, store frontage, lighting and/or floor covering. The Company has remodeled 349 stores since June 1994, at an approximate total cost of $14.9 million and expects to remodel an additional 80 stores in 1997, at an approximate total cost of $2.5 million.

     The Company performs new store site analysis using internally developed methods, procedures and models which incorporate trade area demographics (such as population density, growth patterns, age, per capita income and vehicle traffic counts), competitive aspects (such as the number and type of existing automotive-related facilities, including automotive parts stores and other competitors, within a specified radius of the potential new location) and prior experience from similar types of locations. The Company's real estate representatives perform initial site sourcing and analysis with assistance from local real estate brokerage firms. Appropriate managers within the Company perform further review and approvals and compare potential locations to existing store locations to determine opportunities for relocating or expanding existing stores and opening new stores. The Company's new stores typically become profitable during the first year of operation.

     The following table sets forth the Company's store development activities during the period indicated.

                                                                  FISCAL YEAR
                                                        --------------------------------
                                                        1992   1993   1994   1995   1996
                                                        ----   ----   ----   ----   ----
Stores at beginning of period.........................  526    495    492    495    520
New stores............................................    2     14     18     34     51
Relocated stores......................................    2      1      6      3     12
Closed stores (including relocated stores)............  (35)   (18)   (21)   (12)   (39)
                                                        ---    ---    ---    ---    ---
          Stores at end of period.....................  495    492    495    520    544
                                                        ===    ===    ===    ===    ===
Remodeled or expanded stores..........................   25     29     39     98    225
                                                        ===    ===    ===    ===    ===

WAREHOUSE AND DISTRIBUTION

     The Company services all its stores from two warehouse distribution centers, one located in Cerritos, California, near Los Angeles and one in Seagoville, Texas, near Dallas. Substantially all of the Company's merchandise is shipped by vendors to the Company's distribution centers with deliveries being made to each of the Company's stores once per week, with the exception of batteries, which are shipped directly to stores by the vendor. In order to improve the efficiency and accuracy of its distribution operations, the Company has installed portable radio frequency computer terminals in its stores and its distribution centers. These terminals automate inventory management, as well as store merchandise returns and shipment quality assurance.

     The following table sets forth certain information relating to the Company's two main distribution centers as of December 29, 1996:

                                                                                             NUMBER
                                                                             APPROXIMATE       OF
 DISTRIBUTION                                                                   TOTAL        STORES
    CENTER                               AREA SERVED                        SIZE (SQ. FT.)   SERVED
--------------                           -----------                        --------------   ------
Seagoville, TX      Texas, Tennessee, Arkansas............................     245,000        138
Cerritos, CA        California, Nevada, Arizona...........................     304,000        406
                                                                               -------        ---
                    Total.................................................     549,000        544
                                                                               =======        ===

COMMERCIAL SALES PROGRAM

     Although Chief's primary focus is the DIY customer, the Company believes that a successful commercial sales program will complement the Company's existing retail business. The commercial segment of the automotive aftermarket parts market constitutes approximately $40-$45 billion of annual sales (57% of the total automotive aftermarket parts market). In 1995, the Company began to develop its commercial sales program, called the Professional Parts Warehouse ("PPW"), by providing service to commercial customers from existing Company stores. The PPW program is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near the Company's stores. To date, the Company has implemented the PPW program in 16 existing retail stores, including ten in Dallas, two in Las Vegas and four in Sacramento. The Company will begin to provide commercial service at 15 additional existing stores in California in the second quarter of 1997. The Company intends to capitalize on its reputation for carrying quality name brand parts and superior customer service in developing the commercial sales program.

     Chief's stores with commercial sales capability generally stock approximately 20,000 SKUs, compared to an average of 16,000 SKUs in other Company stores. Such stores typically maintain two delivery trucks and four dedicated drivers in order to meet a 30 minute delivery time to commercial customers. The Company currently services incoming commercial sales calls through one centralized commercial call center in Texas, with a second to become operational in California during the second quarter of 1997. Commercial customers call a toll-free number and are automatically routed to their preferred specialist, one member of a two-person team responsible for that commercial customer.

     In addition, in three of its commercial stores, the Company is testing a program in which it will stock an additional 6,000 SKUs of Beck-Arnley products, a quality name brand of import replacement parts. The Company believes that the Beck-Arnley products will appeal to commercial customers that repair foreign automobiles which could potentially create a broader commercial customer base for the PPW program.

     In fiscal 1996, the Company's sales to commercial customers were $3.9 million. The Company believes that its selective roll-out of this PPW program will lead to further growth in sales to commercial customers in 1997.

INFORMATION SYSTEMS

     Management has adopted a strategy of enhancing Chief's customer service, productivity and its inventory and merchandising management through selected implementation of new and improved technology-based systems. The Company's management information systems constitute an important part of the Company's operations and growth strategy. The Company has increased the capabilities of its staff through accelerated employee training programs and the hiring of additional information systems staff.

     Point of Sale System. Each of the Company's stores has a point-of-sale system that is linked to the Company's IBM AS400 central mainframe computer located in Seagoville, Texas. Chief expanded the capabilities of this system in 1994 with the integration of its electronic parts catalog ("EPC") with its point of sale system.

     Electronic Parts Catalog. The Company has installed an electronics parts catalog in all of its stores which has been designed to improve the Company's competitiveness by offering improved service to customers and which has been integrated with the Company's point of sale system. The EPC is a user-friendly tool which catalogs over one million parts and which enables the Company's employees to assist customers in parts selection and ordering. The integration of the point of sale system and the EPC allows employees to ascertain whether Chief carries any particular item listed in the EPC, and speeds the check-out process. The EPC displays related parts that store employees can recommend to the customer for purchase and can be used as a selling tool. The EPC enables a faster, more accurate search for customer parts requirements, improves special order capabilities, quickens the pace of new employee training, improves employee confidence in making parts recommendations and can increase sales of related items and reduce returns.

     Perpetual Inventory System. The Company has developed and is currently installing a store level perpetual inventory system that electronically monitors inventory, allowing employees to determine which products are in stock, on order or overstocked. The Company has currently installed the perpetual inventory system in 73 stores, and it expects to install the system in all of its stores by the end of 1997.

     Radio Frequency Terminals. The Company is installing portable radio frequency ("RF") computer terminals in all stores to reduce labor, increase productivity and facilitate management of the perpetual inventory system. The RF terminals validate the inventory in stock in each store and will match such information with the perpetual inventory system. The Company plans to implement additional RF capabilities during the next 12 months in order to automate price management as well as receiving, shipping and ordering. Using the RF terminals, the Company expects that each store will be able to tailor ordering to its particular needs instead of automatically reordering inventory.

     In-Store Printing System. The Company expects that by the end of 1997 each store will have updated laser printers with the capacity to produce signs and shelf labels that automatically reflect local market pricing. In-store printing will automate price changes, improve price integrity and reduce store labor costs associated with price changes. Such signs and shelf labels are currently produced by local advertising firms and delivered to store locations, which is more costly and less responsive than in-store printing.

     Merchandising Systems. The Company recently installed the Chief Auto Reporting System, a graphical information system for sales and inventory analysis. The system provides information to the level of a specific item in a specific store for a specific day. During the third quarter of 1996, the Company installed a client server in order to automate the creation of plan-o-grams, facilitate product movement and maximize product placement on store shelves.

     Electronic Vendor Communication Systems. As a result of a focused effort to establish electronic data imaging communications with its vendors, the Company currently orders over 90% of its purchases electronically. The Company also is beginning to introduce other enhanced electronic vendor communication techniques, such as Vendor Managed Inventory and an Automated Invoice Matching System.

CUSTOMER SERVICE

     The Company believes that a distinct understanding of its customer base is important to providing superior customer service. The Company has conducted extensive market research to characterize its customers and analyze their awareness of the Company. Customer feedback has indicated that Chief customers value five principal qualities in Chief stores -- convenience, value, service, selection and dependability. The Company has focused on enhancing these qualities in order to attract existing and future Chief customers and to improve the quality of the service which the Company can offer to its customers.

     As part of its overall operating strategy to position Chief as a premier retailer for the DIY customer and to satisfy customer expectations, the Company has made significant investments in training service personnel and improving store-level systems. This strategy enables the Company's in-store personnel to serve effectively their customers' automotive needs. The Company has made a concerted effort to attract and retain "parts knowledgeable" people who can provide technical assistance to the customer. In order better to serve its customers, the Company has adopted several service initiatives, including: free testing of starters, alternators and batteries; free charging of batteries; installation assistance for batteries, windshield wipers, headlights and other selected products; flexible return policies; and lifetime warranties.

     The Company believes that recruiting, training and retaining high quality employees is an important ingredient of successful customer service. The Company has implemented structured on-the-job training programs and incentives to encourage the development of technical expertise of its store personnel that enables them to effectively advise customers on product selection and use. The Company's employees go through "Fast Start" video and in-store training, followed by seminars with some of the Company's principal vendors. At the beginning of 1997, the Company announced a new incentive program designed to encourage its employees to become ASE certified parts specialists, a designation awarded by the National Institute for Automotive Service Excellence and a symbol of technical expertise recognized throughout the automotive industry. The Company also provides continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. A majority of the Company's store managers have completed an internal Store Management Certification Program. The Company believes that its training programs enable store employees to provide a high level of service to a wide variety of customers ranging from less-informed DIY consumers to more sophisticated purchasers requiring diagnostic advice.

ADVERTISING

     The Company has pursued an aggressive advertising campaign designed to enhance the name recognition of the Company and to increase awareness of Chief's key strengths, such as customer service, competitive pricing, quality merchandise, product selection, convenient locations and extended hours. The Company has commenced an "All New Chief" advertising campaign in its six primary market areas which emphasizes the Company's significantly improved merchandising strategy. The Company's advertising strategy includes television, radio and newspaper advertising. The Company also utilizes an in-store radio advertising and music program and in-store promotional displays that are intended to provide a more pleasant shopping environment, as well as increase product movement. The Company's bright, contemporary logo and supporting outdoor signage are designed to be visible and legible to consumers day and night. The Company's in-store signs and displays are used to promote products and identify departments, as well as to announce store specials. Much of the Company's advertising is co-sponsored by product vendors.

     In 1996, Troy Aikman agreed to act as a spokesman for the Company. As the quarterback for the Dallas Cowboys and a former quarterback for UCLA, Mr. Aikman has strong appeal in the Company's two largest markets. Mr. Aikman is a nationally recognized sports figure, and the Company believes that his high visibility and popularity will be valuable to the Company's advertising efforts. Mr. Aikman is featured in the Company's television and radio advertisements, as well as in print advertising. In addition, to further its image with the car enthusiast, the Company has sponsored National Hot Rod Association car racing events. These events have given the Company national exposure via live ESPN television coverage.

COMPETITION

     The Company competes principally in the DIY segment of the automotive aftermarket. Although the number of competitors and the level of competition vary by market area, the DIY market is highly fragmented and generally very competitive. The Company faces competition primarily from similar auto parts retail chains and, to a lesser extent, tire stores, mass merchandisers, car dealerships, gas stations and jobber retailers.

     The Company competes primarily with national and regional automotive aftermarket retailers such as AutoZone, Inc., CSK Auto, Inc. (Checker/Schuck's/Kragen), Grand Auto, Hi-Lo Automotive, Inc. and The Pep
Boys -- Manny, Moe and Jack, Inc. The Company's competitors also include (i) certain "conglomerate retailers" such as Dart Group Corp. (Trak Auto), (ii) automobile dealers and mass merchandisers that carry automotive replacement parts, maintenance items and accessories such as K mart Corporation, the Target Stores division of Dayton Hudson Corp., Wal-Mart Stores, Inc. and Sears Roebuck & Co. (Western Auto), and (iii) wholesalers or traditional jobber retail stores (some of which are associated with national automotive parts distributors or associations such as National Auto Parts Association ("NAPA")) such as Green Light, Automotive Parts Systems, Big "A" Auto Parts, Bumper to Bumper and Carquest. Traditional wholesalers or jobber retailers, such as NAPA, also provide significant competition for the Company's commercial business.

     The principal competitive factors that affect the Company's business are store location, customer service, quality of employees and product selection, availability, quality and price. While the Company believes that it competes effectively in its various geographic areas, many competitors are larger in terms of sales volume and have greater financial resources.

EMPLOYEES

     As of February 5, 1997, the Company employed a total of 5,586 employees, consisting of 3,270 full-time employees and 2,316 part-time employees. Approximately 87% of these employees were employed in store operations, 8% in administrative or corporate positions and 5% in distribution. On August 26, 1996, a collective bargaining representative was certified for the approximately 20 truck drivers and yard employees at the Company's Cerritos, California distribution center and a collective bargaining agreement for those employees was reached in February 1997. The Company has had no labor-related work stoppages and believes that its labor relations are good.

PROPERTIES

     As of December 29, 1996, the Company owned 53 of its 544 operating stores and leased or subleased the remaining 491 stores from third parties under leases expiring between 1997 and 2028. Eighteen of the Company-owned buildings are located on property which is ground leased from third parties under leases expiring between 1997 and 2007. In most cases, such leases are subject to customary renewal options. The Company owns 245,000 square-foot distribution center in Seagoville, Texas, leases its 304,000 square-foot distribution center in Cerritos, California, and leases its 27,000 square-foot executive offices in Dallas, Texas. The Company believes that additional facilities, if needed, would be readily available on a timely basis on commercially reasonable terms. In addition, the Company believes that the leased space that houses its existing office, warehouse and distribution facilities is not unique and could be readily replaced, if necessary, at the end of the terms of its existing leases on commercially reasonable terms. The minimum lease term on 77 of the Company's stores under 3,500 square feet will expire before the year 2000 and 25 of the Company's stores under 3,500 square feet are Company-owned. See Note 5 to Notes to Financial Statements.

TRADENAMES AND TRADEMARKS

     The Company owns and has registered the trademarks "Chief Auto Parts," "America's Chief Auto Parts Stores" and "Chief" with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business throughout the United States. The Company owns and has registered the trademark "Professional Parts Warehouse" and "PPW" in connection with its commercial sales program. In addition, the Company owns and has registered numerous trademarks, such as "Ultra Last," for use in connection with many of its private label products including alternators, starters, brake pads and hand tools. The Company believes that its various tradenames and trademarks are important to its merchandising strategy, but that its business is not dependent on any particular service mark, tradename or trademark.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing battery recycling and used oil and oil filters, and regarding ownership and operation of real property. The Company handles hazardous materials during its operations, and its customers may also bring or use hazardous materials or used oil onto the Company's properties. The Company also currently provides a recycling program for the collection of used oil and oil filters at certain of its stores as a service to its customers pursuant to agreements with third party vendors. In addition, the Company collects and temporarily holds battery cores pursuant to an agreement with the Company's battery vendor. Pursuant to these agreements, the used oil and oil filters and battery cores are collected by Company employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. To date, compliance with applicable laws and regulations has not had a material effect on the Company's results of operations and financial condition. However, environmental laws have changed rapidly in recent years, and the Company may be subject to more stringent environmental laws in the future. There can be no assurance that more stringent environmental laws would not have an adverse effect on the Company's results of operations.

     In addition, under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Compliance with such laws and regulations has not had a material impact on the Company's operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on the Company or its operations. The Company is also indemnified by Southland against losses associated with any environmental contamination existing on the date of the sale of the Company by Southland.

LEGAL PROCEEDINGS

     The Company is the defendant in two lawsuits alleging that the Company failed to pay store managers and associate store managers in California for overtime compensation as required by California law. On September 21, 1993, a lawsuit was filed in the Superior Court of California, County of Alameda by Stephen Cooper, a manager, on his own behalf and on behalf of all persons similarly situated. Mr. Cooper is alleging that the Company's store managers and associate store managers in California are not exempt employees under California law, and that the Company failed to compensate its store managers and associate store managers for overtime compensation as required by California law. In December 1994, the court denied class certification to Mr. Cooper. However, since the date this lawsuit was filed, approximately 242 current and former employees have joined Mr. Cooper's lawsuit. In addition to the claims filed in Alameda County, 15 current and former employees filed a lawsuit based on the same claims against the Company on March 5, 1996 in the Superior Court of California, County of San Joaquin. The Company is vigorously defending against the claims of all plaintiffs.

     In September 1996, at the recommendation of the Alameda court, the parties submitted to binding arbitration with respect to eight of the Cooper plaintiffs. On March 10, 1997, the arbitrator ruled in favor of the eight plaintiffs involved in the arbitration with respect to liability, finding that these eight plaintiffs are entitled to (i) compensation for the overtime hours they worked,
(ii) an additional amount equal to 30 days' compensation (in the case of the seven plaintiffs no longer employed by the Company) as waiting time penalties for the Company's "willful" failure to pay overtime compensation, (iii) interest on such unpaid compensation and (iv) reasonable attorneys' fees and costs of arbitration. The arbitrator has not yet made any determination with respect to calculation of damages. This arbitration decision has no binding precedential or stare decisis effect on the remaining 235 plaintiffs' cases. However, regardless of the outcome of the damage phase of the arbitration, the Company may have to litigate or arbitrate the remaining cases and may incur significant legal expenses in connection therewith, and the Company could be subject to significant compensatory damages. In addition, there are a significant number of store managers and associate store managers previously or currently employed by the Company in California who have not brought or joined in the suit against the Company. Following the Alameda court's denial of class certification to the plaintiffs, the court required the Company to send notice in October 1995 to all potential plaintiffs (current and former managers as of that date) notifying them of this action and providing them the opportunity to contact the plaintiffs' attorney. Management is unable to predict the outcome of the damage phase of the arbitration or the remaining lawsuits, or the probability of additional lawsuits, at this time. However, if a significant number of plaintiffs were to prevail on all elements of their claims against the Company or if a significant number of additional current or former managers were to bring suit and prevail as noted above, it could have a material adverse effect on the Company.

     From time to time, the Company has been and is involved in various other legal proceedings. Management believes that such other litigation is routine in nature and incidental to the conduct of its business, and that none of such other litigation, if determined adversely to the Company, would have a material adverse effect, individually or in the aggregate, on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the directors and executive officers of the Company. Each director of the Company will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

           NAME             AGE                            POSITIONS
           ----             ---                            ---------
David H. Eisenberg........  60    President, Chief Executive Officer and Chairman of the Board
Larry L. Buresh...........  52    Vice President -- Information Systems
Thomas A. Hough...........  44    Vice President -- Finance, Treasurer and Chief Financial
                                  Officer
Mary M. Mahon.............  43    Vice President, General Counsel and Secretary
William V. Pantuso........  45    Vice President -- Merchandising and Distribution
Paul F. Stevenson.........  47    Vice President -- Operations
Harold S. Eastman.........  57    Director
Stephen A. Kaplan.........  37    Director
Richard Masson............  38    Director

     Officers are appointed to serve until the next annual meeting of the Board of Directors, and until their successors have been appointed or elected and have been qualified. They serve at the pleasure of the Board of Directors, subject to any applicable employment agreements. Directors are elected to serve until the next annual meeting of stockholders, and until their successors have been duly elected and qualified.

     David H. Eisenberg. Mr. Eisenberg joined the Company as President and Chief Executive Officer in July 1992 and joined its Board of Directors as Chairman in October 1992. Mr. Eisenberg was employed by Peoples Drug Stores Incorporated from 1952 to 1991, holding various positions, most recently President and Chief Operating Officer. From 1991 to July 1992, Mr. Eisenberg was President and Chief Executive Officer of Eisenberg & Associates, Inc., a retail consulting firm.

     Larry L. Buresh. Mr. Buresh joined the Company as Vice
President -- Information Systems in August 1995. From December 1994 to July 1995, Mr. Buresh was a Senior Director at Sears Roebuck and Company in the information systems department. Mr. Buresh was the Vice President, Information Services and Distribution at Frank's Nursery and Crafts, Inc. from 1986 to December 1994, and was a Vice President at Ben Franklin Stores, Inc. from 1981 to 1986.

     Thomas A. Hough. Mr. Hough has served as Vice President -- Finance, Treasurer and Chief Financial Officer of the Company since August 1993. From November 1991 to August 1993, he was the Chief Financial

Officer of Roy Rogers Restaurants, a subsidiary of Hardees Food Systems Inc. From 1988 to 1990, Mr. Hough served as Vice President -- Controller and then, from 1990 to 1991, as Vice President -- Chief Financial Officer and Treasurer of Peoples Drug Stores Incorporated. From 1975 to 1988, Mr. Hough served in positions in the audit and consulting departments of Deloitte & Touche in Washington, D.C. and Baltimore, Maryland.

     Mary M. Mahon. Ms. Mahon has served as the Vice President, General Counsel and Secretary of the Company since January 1993. From 1991 to 1993, Ms. Mahon was in the private practice of law, prior to which she worked for 13 years in various positions in the Legal Department at Peoples Drug Stores Incorporated beginning as a staff attorney in 1978. From 1988 to 1991, Ms. Mahon served as Executive Vice President, General Counsel and Secretary of Peoples Drug Stores Incorporated.

     William V. Pantuso. Mr. Pantuso has served as Vice
President -- Merchandising and Distribution of the Company since April 1994. Mr. Pantuso joined the Company in March 1993 as Director of Inventory Management and was named Director of Distribution and Inventory Management in October 1993. Prior to joining the Company, Mr. Pantuso spent 20 years with Peoples Drug Stores Incorporated in positions in store operations and marketing control (pricing department and allocation/distribution) including Director of Marketing Services from 1985 to 1989, Vice President of Sales Promotion/Merchandising from 1989 to 1991 and Vice President of Marketing for Hillcrest Sales, a division of Peoples Drug Stores Incorporated, from 1991 to March 1993.

     Paul F. Stevenson. Prior to joining the Company as Vice
President -- Operations in 1988, Mr. Stevenson served as West Coast Division Manager for the Chief Auto Parts Division of Southland. Mr. Stevenson began his employment with Southland in 1974, holding various operations and human resource positions within Southland's Retail Store Group, including District Manager, Zone Manager, Group Personnel Manager and Corporate Store Group Personnel Manager.

     Harold S. Eastman. Mr. Eastman has served as a director of the Company since July 1994. Mr. Eastman is President of Peregrine Capital Co., an investment group. From June 1989 until April 1992, Mr. Eastman held various positions with McCaw Cellular Communications, Inc., including Vice Chairman and President. Mr. Eastman acts as an advisor to various affiliates of Trust Company of the West ("TCW"), including The Principal Fund.

     Stephen A. Kaplan. Mr. Kaplan has served as a director of the Company since June 1994. Mr. Kaplan is a principal of Oaktree. Prior to joining Oaktree in June 1995, Mr. Kaplan was a Managing Director of TCW. Prior to joining TCW in 1993, Mr. Kaplan was a partner in the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan serves as a director of Decorative Home Accents, Inc., KinderCare Learning Centers, Inc., Vision Hardware Group, Inc. and various private companies.

     Richard Masson. Mr. Masson has served as a director of the Company since June 1994. Mr. Masson has been a principal of Oaktree since May 1995. From 1988 to May 1995, Mr. Masson was a partner of TCW Special Credits and Managing Director of TCW and TCW Asset Management Company ("TAMCO"). Prior to joining TCW in 1988, Mr. Masson was with the valuation advisory firm of Houlihan, Lokey, Howard & Zukin, Inc. Mr. Masson serves as a director of Aureal Semiconductor, Inc.

DIRECTOR COMPENSATION

     Currently, the Company's directors receive no cash compensation for serving on the Board, but directors are reimbursed for expenses reasonably incurred in connection with their services as directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Audit Committee is composed of Messrs. Eastman and Masson. The Audit Committee is responsible for reviewing the scope of the independent auditors' examinations of the Company's financial statements and receiving and reviewing their reports. The Audit Committee also meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures and initiates or supervises any special investigations it may choose to undertake. The Compensation Committee is composed of Messrs. Eastman, Eisenberg and Kaplan. The Compensation Committee determines the Company's policy with respect to the nature and amount of all compensation of the Company's executive officers, and administers the Company's option plans.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth all compensation earned in fiscal 1996 by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose remuneration exceeded $100,000 (the "Named Executive Officers"). The current compensation arrangements for each of these officers are described in "Employment Arrangements" below.

                              ANNUAL COMPENSATION

                                                             OTHER ANNUAL     ALL OTHER
              NAME AND                 SALARY      BONUS     COMPENSATION    COMPENSATION
         PRINCIPAL POSITION              ($)        ($)       ($)(1)(2)          ($)
         ------------------            -------    -------    ------------    ------------
David H. Eisenberg,                    406,458    330,000       19,200         460,225(3)
  President and Chief Executive
     Officer
Larry L. Buresh,                       145,500     53,200           --         136,841(4)
  Vice President -- Information
     Systems
Thomas A. Hough,                       175,500     72,800       10,200         143,813(5)
  Vice President -- Finance and Chief
     Financial Officer
Mary M. Mahon,                         145,531     60,000       10,200         111,428(6)
  Vice -- President, General Counsel
     and Secretary
Paul F. Stevenson,                     167,667     68,800       10,200         110,797(7)
  Vice President -- Operations

---------------

(1) These amounts were paid to the Named Executive Officers as a car allowance.

(2) Certain of the Company's executive officers receive perquisites and other personal benefits in addition to salary, cash bonuses and other annual compensation. The amounts of such perquisites and other personal benefits are not shown because the aggregate amount of such compensation, if any, for each of the Named Executive Officers during the 1996 fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(3) This amount represents $451,178 earned pursuant to the Chief Auto Parts Inc. 1994 Nonqualified Executive Target Bonus Plan and $9,047 paid on behalf of Mr. Eisenberg for a term life insurance policy.

(4) This amount represents $85,183 earned pursuant to the Chief Auto Parts Inc. 1994 Nonqualified Executive Target Bonus Plan and $1,821 paid on behalf of Mr. Buresh for a term life insurance policy. This amount also includes $49,837 for expenses related to Mr. Buresh's relocation, which the Company agreed to pay in connection with Mr. Buresh's joining the Company.

(5) This amount represents $141,798 earned pursuant to the Chief Auto Parts Inc. 1994 Nonqualified Executive Target Bonus Plan and $2,015 paid on behalf of Mr. Hough for a term life insurance policy.

(6) This amount represents $109,573 earned pursuant to the Chief Auto Parts Inc. 1994 Nonqualified Executive Target Bonus Plan and $1,855 paid on behalf of Ms. Mahon for a term life insurance policy.

(7) This amount represents $109,573 earned pursuant to the Chief Auto Parts Inc. 1994 Nonqualified Executive Target Bonus Plan and $1,224 paid on behalf of Mr. Stevenson for a term life insurance policy.

  Aggregate Option Exercises in 1996 and 1996 Year-End Option Values

     The following table sets forth for the Named Executive Officers information with respect to unexercised options and year-end option values, in each case with respect to options to purchase shares of the Company's Common Stock. None of such Named Executive Officers exercised any options during fiscal 1996. In connection with the Recapitalization, the Company is accelerating the vesting of all outstanding options, and all of the Named Executive Officers are expected to exercise their options. See "Principal Stockholders" and "The Recapitalization."

                                          NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                                            OPTIONS HELD AS OF          IN-THE-MONEY OPTIONS AT
                                           DECEMBER 29, 1996(#)           DECEMBER 29, 1996(1)
                                       ----------------------------   ----------------------------
                NAME                   EXERCISABLE   NONEXERCISABLE   EXERCISABLE   NONEXERCISABLE
                ----                   -----------   --------------   -----------   --------------
David H. Eisenberg...................    794.49          794.49
Larry L. Buresh......................        75             225
Thomas A. Hough......................    249.69          249.69
Mary M. Mahon........................    192.95          192.95
Paul F. Stevenson....................    192.95          192.95

---------------

(1)  The Common Stock of the Company is not publicly traded. As a result, the
     Board of Directors has decided to use $     per share as the value of the
     Common Stock underlying the unexercised options for the purpose of these calculations. The value of the unexercised options is equal to the net per
     share value of such Common Stock as of                ($     ), less the
     applicable per share exercise price of the option ($1,419.71).

  Employment Arrangements

     The Company has entered into an employment agreement with David H. Eisenberg, the President and Chief Executive Officer of the Company effective June 27, 1994. Mr. Eisenberg's employment agreement provides for a five year term and for Mr. Eisenberg to serve as President and Chief Executive Officer of the Company. The agreement provides for a base salary of $375,000 effective January 1, 1995, subject to increase by the Board of Directors of the Company and for yearly bonuses based on the Company's performance. The agreement also provides that (i) upon a change of control (such that a party other than TCW or an affiliate thereof, or an employee of the Company, becomes the holder of equity securities of the Company representing more than 50% of the votes entitled to elect the Board of Directors of the Company) or (ii) upon termination of the agreement by the Company for any reason other than Mr. Eisenberg's death or for cause, the Company will pay Mr. Eisenberg a cash amount equal to the cost of an annuity that would provide a monthly payment of $8,333.33 until his death. Such amount is reduced by the amount realizable (after taxes) upon the sale of certain options granted to Mr. Eisenberg pursuant to the 1994 Option Plan (as defined). The agreement also provides that if the Company terminates the agreement for any reason other than death or for cause, the Company will pay Mr. Eisenberg's salary for up to one year.

     The Company has entered into an employment agreement with Larry L. Buresh, the Vice President -- Information Systems of the Company effective August 10, 1995. Mr. Buresh's employment agreement provides for a three year term and for Mr. Buresh to serve as Vice President -- Information Systems. The agreement provides for an initial base salary of $140,000, subject to increase by the Board of Directors of the Company and for yearly bonuses based on the Company's performance. The agreement provides that if Mr. Buresh's employment is terminated for any reason other than for cause (as defined in the agreement), the Company will pay Mr. Buresh's salary for up to six months, relocation expenses or an additional month of base salary (at Mr. Buresh's option), a prorated bonus and outplacement services.

  Management Stock Purchases

     In order to attract, retain and motivate selected employees, officers and directors and to encourage such persons to devote their best efforts to the business and financial success of the Company by providing for the purchase of Common Stock, the Company implemented a management stock purchase plan. Pursuant to certain stock purchase agreements (the "Management Stock Agreement"), the Company granted each of the Company's executive officers and certain other selected employees and Harold S. Eastman, a director of the Company (collectively, the "Management Stockholders"), the right to purchase from the Company up to an aggregate of 2,789.55 shares of Common Stock at a purchase price of $1,419.71 per share. In addition, the Company agreed to finance each Management Stockholder's, except for Mr. Eastman's, purchase of such Common Stock to the extent desired by such Management Stockholder. Each Management Stockholder who received financing from the Company executed one or more promissory notes (the "Promissory Notes") to the Company and pledged his or her shares of Common Stock as collateral for such Promissory Notes. In connection with the Recapitalization, each Management Stockholder with amounts outstanding under any Promissory Note will repay 50% of the principal amount outstanding on the date of the Recapitalization under such Promissory Note. See "Certain Transactions."

     The Management Stock Agreement grants to each of the Company, The Principal Fund and the Management Stockholders certain rights or obligations with respect to the Common Stock upon the occurrence of particular events. The Management Stock Agreement provides that, if a Management Stockholder ceases to be employed by the Company or the Company is lawfully entitled to accelerate a Promissory Note (a "Trigger Event"), the Company may elect to repurchase all of such Management Stockholder's shares of Common Stock (a "Call Option"). If the Company does not chose to exercise its Call Option, the Management Stockholder may cause the Company to repurchase all of such Management Stockholder's shares of Common Stock (a "Put Option"). The Management Stock Agreement also provides for drag along/tag along rights, pursuant to which, in the event The Principal Fund elects to sell its interest in the Company to an unaffiliated third party (a "Purchaser"), (i) The Principal Fund may compel the Management Stockholders to sell their shares of Common Stock to the Purchaser and (ii) the Management Stockholders may require the Purchaser to purchase their shares of Common Stock, in each case on the same terms and in the same fractional amount as The Principal Fund proposes to sell its interest in the Company to such Purchaser. In addition, the Management Stock Agreement provides the Management Stockholders with the right, in certain situations, to require that the Company register a number of the Management Stockholders' shares of Common Stock under the Securities Act. Subject to certain conditions, Management Stockholders may, at any time the Company proposes to register shares of the Common Stock under the Securities Act, request that their shares of Common Stock be included in such registration. In addition, subject to certain conditions, after the earlier of an initial public offering of the Company's shares and August 1, 2002, the holders of 50% of the aggregate number of shares of Common Stock subject to the Management Stock Agreement may one time, upon written request, require that the Company register their shares under the Securities Act.

  1994 Executive Option Plan

     The Company adopted the Chief Auto Parts Inc. 1994 Executive Option Plan (the "1994 Option Plan") to attract, retain and motivate selected employees, officers and directors and to encourage such persons to devote their best efforts to the business and financial success of the Company by providing for grants of options to purchase Common Stock. The 1994 Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the employees, officers and directors who will be granted options, the number of options that each such person will be granted and the terms, restrictions and conditions of such options (to the extent not inconsistent with the 1994 Option Plan).

     The maximum number of shares of Common Stock subject to options and awards under the 1994 Option Plan is 5,488.30 shares, subject to certain adjustments. The 1994 Option Plan provides that the exercise price of each option is $1,419.71 per share (subject to certain adjustments). Options become exercisable in 25% increments: (i) on each anniversary of the date of grant if the grantee is an employee or director of the Company on such date; (ii) on the date of involuntary termination of employment or other relationship with the Company if such termination is other than for cause; (iii) on the date of termination of employment or other relationship with the Company on account of death or permanent disability; or (iv) upon a change of control of the Company. Any unvested options remaining after termination of a participant's employment or other relationship or a change of control are terminated subject to the reissuance of such options in accordance with the 1994 Option Plan. All installments that become exercisable are cumulative and may be exercised at any time after they become exercisable until the option expires. Options are not transferable (other than by will, by the laws of descent or distribution, or pursuant to a valid qualified domestic relations order).

     Full payment for shares purchased upon exercise of an option must be made at the time of exercise. The 1994 Option Plan provides that in certain circumstances, an optionee may tender shares of Common Stock held by such optionee for at least six months prior to the tender, in partial or full payment of shares to be purchased upon exercise of an option. The Company's ability to accept a tender of Common Stock is conditional upon and subject to (i) the Company having sufficient funds legally available to purchase shares of Common Stock, (ii) the ability of the Company to effect a purchase of Common Stock under applicable law and (iii) any restrictions contained in the Company's credit facilities or other debt instruments.

     In addition, the 1994 Option Plan also contains restrictions on transfer, incidental registration rights, required registration rights, a lock-up agreement, drag-along and tag-along rights and put and call rights. However, with respect to the tag-along rights and the put rights, the 1994 Option Plan requires the grantee to hold the shares of Common Stock acquired pursuant to his or her options for a period of six months before he or she may exercise such rights.

     Subject to certain limitations, the Board of Directors may amend, modify or terminate the 1994 Option Plan. If not previously terminated, the 1994 Option Plan terminates on June 30, 2004.

     In connection with the Recapitalization, the Company will accelerate the vesting of all outstanding options and all holders of outstanding options, except Mr. Eastman, are expected to exercise such options.

  1997 Employee Option Plan

     In connection with the Recapitalization, the Company plans to adopt the Chief Auto Parts Inc. 1997 Employee Option Plan (the "1997 Option Plan") to attract, retain and motivate selected employees and to encourage such persons to devote their best efforts to the business and financial success of the Company by providing for grants of options to purchase Common Stock. The Company expects that the 1997 Option Plan will be administered by the Compensation Committee of the Board of Directors and will contain terms substantially conforming to the following description. The Compensation Committee will determine the employees who will be granted options, the number of options that each such person will be granted and the terms, restrictions and conditions of such options (to the extent not inconsistent with the 1997 Option Plan).

     The maximum number of shares of Common Stock subject to options and awards under the 1997 Option Plan will be 1,000 shares, subject to certain adjustments. The 1997 Option Plan will provide that the exercise price of each option will be
$          per share (subject to certain adjustments). Options will become exercisable in 25% increments (i) on each anniversary of the date of grant if the grantee is an employee of the Company on such date, (ii) on the date of involuntary termination of employment with the Company if such termination is other than for cause, (iii) on the date of termination of employment with the Company on account of death or permanent disability or (iv) upon a change of control of the Company. Any unvested options remaining after termination of a participant's employment or other relationship or a change of control will be terminated subject to the reissuance of such options in accordance with the 1997 Option Plan. All installments that become exercisable will be cumulative and may be exercised at any time after they become exercisable until the option expires. Options will not be transferable (other than by will, by the laws of descent or distribution, or pursuant to a valid qualified domestic relations order). The 1997 Option Plan will require that full payment for shares purchased upon exercise of an option be made at the time of exercise.

     Subject to certain limitations, the Board of Directors will have the power to amend, modify or terminate the 1997 Option Plan. If not previously terminated, the 1997 Option Plan is expected to terminate on June 30, 2007.

  Executive Target Bonus Plan

     The Company adopted the Chief Auto Parts Inc. 1994 Executive Target Bonus Plan (the "Bonus Plan") to attract and maintain the services of quality management talent by rewarding certain employees for the sustained creation of stockholder value. The Bonus Plan is administered by the Compensation Committee, which determines the participants in the Bonus Plan, all of whom are members of management of the Company. In connection with the Recapitalization, the Bonus Plan will be amended to provide for an acceleration of the bonuses accrued through fiscal 1996. This acceleration will result in the payment of $4.0 million in cash bonuses, all of which has accrued on the Company's financial statements as of December 29, 1996.

     With respect to future bonuses, the Bonus Plan will provide for the payment of cash bonuses to the extent that the Company achieves certain financial targets based on the Company's EBITDA (as defined in the Bonus Plan) for fiscal 1997 and 1998. The EBITDA targets are $37.0 million and $41.0 million for fiscal 1997 and fiscal 1998, respectively. If the Company attains the EBITDA targets for fiscal 1997 and fiscal 1998, the estimated aggregate amount payable under the Bonus Plan would be $3.0 million.

  Executive Retirement Plan

     The Company adopted the Chief Auto Parts Inc. Nonqualified Executive Retirement Plan (the "Retirement Plan") to provide certain of its highly compensated and management employees with a mechanism through which to defer part of their annual compensation on a pre-tax basis. The Retirement Plan is unfunded and any funds accumulated are for the purpose of providing benefits under the Retirement Plan and are fully available to satisfy the claims of the Company's creditors. The Retirement Plan is administered by a plan committee, which determines the participants in the Retirement Plan. Subject to certain limitations, the Board of Directors may amend, modify or terminate the Retirement Plan.

     Each participant in the Retirement Plan may choose to contribute between 1% and 20% of his or her annual salary to a salary deferral contribution account. The Retirement Plan provides for a discretionary matching contribution as determined by the Board of Directors. No such contribution was made for fiscal 1996. To the extent that a matching contribution is made, each participant vests in 20% of his or her matching contribution account for each year of service by such participant. In the event of a change of control of the Company, each participant will fully vest in his or her matching contribution account.

     The Company established the Nonqualified Executive Retirement Trust (the "Retirement Trust") to hold the assets of the Retirement Plan, subject to the claims of the Company's general creditors. In addition, the Retirement Trust will also distribute benefits in accordance with the terms of the Retirement Plan. Upon a change of control of the Company, the Company must contribute to the Retirement Trust at the end of the then current calendar year such amount as is needed in order for the Retirement Trust's assets to equal the account balances of the Retirement Plan participants.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102 of the Delaware General Corporation Law (the "DGCL") authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation and its stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although
Section 102 of the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Fourth Restated Certificate of Incorporation and By-laws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by Section 102 of the DGCL. Consequently, a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions and
(iv) any transaction from which the director derived an improper personal benefit.

     The Company's Fourth Restated Certificate of Incorporation and By-laws also provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise. The inclusion of these indemnification provisions in the Company's Fourth Restated Certificate of Incorporation and By-laws is intended to enable the Company to attract qualified persons to serve as directors, officers, employees and agents who might otherwise be reluctant to do so.

     Depending upon the character of the proceeding, the Company may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent of the Company has been successful in the defense of any action, suit or proceeding referred to above, the Company shall indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock, as of the date hereof, after giving effect to the Recapitalization by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and executive officer of the Company who beneficially owns Common Stock and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders shown in the table below has sole voting and investment power with respect to the shares beneficially owned.

                                                              NUMBER OF     PERCENT
                          NAME(1)                             SHARES(2)     OF CLASS
                          -------                             ----------    --------
The TCW Group, Inc.(3)......................................   47,210.45      86.2%
Oaktree Capital Management LLC(4)...........................   42,489.41      77.6
The Principal Fund..........................................   42,489.41      77.6
General Electric Capital Corporation(5).....................    5,689.50       9.4
David H. Eisenberg(6).......................................    2,651.78       4.8
Larry L. Buresh(7)..........................................      400.00         *
Thomas A. Hough(8)..........................................      819.74       1.5
Mary M. Mahon(9)............................................      626.48       1.1
William V. Pantuso(10)......................................      511.70         *
Paul F. Stevenson(11).......................................      596.83       1.1
Harold S. Eastman(12).......................................      554.89       1.0
Stephen A. Kaplan(13).......................................   42,489.41      77.6
Richard Masson(14)..........................................   47,210.45      86.2
All directors and executive officers as a group
  (9 persons)(15)...........................................   53,371.87      95.6%

---------------

  *  Less than 1%.

 (1) The address of The TCW Group, Inc. and The Principal Fund is 865 South Figueroa Street, Los Angeles, California 90017. The address of Oaktree, Mr. Kaplan and Mr. Masson is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071. The address of General Electric Capital Corporation is 292 Long Ridge Road, Stamford, Connecticut 06927. The address of Messrs. Eisenberg, Buresh, Hough, Pantuso and Stevenson and Ms. Mahon is c/o Chief Auto Parts Inc., One Lincoln Centre, Suite 200, 5400 LBJ Freeway, Dallas, Texas 75240-6223. The address of Mr. Eastman is c/o Peregrine Capital Co., 101 South Capitol Boulevard, Suite 1502, Boise, Idaho 83702.

 (2) As used in the table above, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares (i) the power to vote, or direct the voting, of such security or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

 (3) All such shares are owned by The Principal Fund (42,489.41 shares), TCW Special Credits Fund IV (1,510.73 shares), TCW Special Credits Plus Fund (1,605.16 shares), TCW Special Credits Trust IV (1,274.68 shares) and TCW Special Credits Trust IVA (330.47 shares), all of which are managed by affiliates of The TCW Group, Inc.

 (4) All such shares are owned by The Principal Fund. The general partner of The Principal Fund is TAMCO, which is a wholly owned subsidiary of The TCW Group, Inc. Pursuant to a subadvisory agreement with TAMCO, Oaktree manages the investments and assets of The Principal Fund.

 (5) All such shares represent shares subject to warrants that are currently exercisable and are beneficially owned by the named stockholder.

 (6) Includes (i) options to purchase 1,588.98 shares of Common Stock, all of which will be exercised in connection with the Recapitalization and (ii) warrants to purchase 125.3 shares of Common Stock.

 (7) Includes options to purchase 300 shares of Common Stock, all of which will be exercised in connection with the Recapitalization.

 (8) Includes (i) options to purchase 499.39 shares of Common Stock, all of which will be exercised in connection with the Recapitalization and (ii) warrants to purchase 25.7 shares of Common Stock.

 (9) Includes (i) options to purchase 385.90 shares of Common Stock, all of which will be exercised in connection with the Recapitalization and (ii) warrants to purchase 12.9 shares of Common Stock.

(10) Includes (i) options to purchase 317.80 shares of Common Stock, all of which will be exercised in connection with the Recapitalization and (ii) warrants to purchase 6.4 shares of Common Stock.

(11) Includes (i) options to purchase 385.90 shares of Common Stock, all of which will be exercised in connection with the Recapitalization and (ii) warrants to purchase 36.6 shares of Common Stock.

(12) Includes options to purchase 443.91 shares of Common Stock, none of which will be exercised in connection with the Recapitalization.

(13) All such shares are owned by The Principal Fund and are also shown as beneficially owned by Oaktree. To the extent Mr. Kaplan, on behalf of Oaktree, participates in the process to vote or dispose of any such shares, he may be deemed under such circumstances for the purpose of Section 13 of the Exchange Act to be the beneficial owner of such shares. Mr. Kaplan disclaims beneficial ownership of such shares.

(14) All such shares are also shown as beneficially owned by Oaktree and The TCW Group, Inc. To the extent, Mr. Masson, on behalf of Oaktree or TAMCO, as applicable, participates in the process to vote or dispose of any such shares, he may be deemed under such circumstances for the purpose of
     Section 13 of the Exchange Act to be the beneficial owner of such shares. Mr. Masson disclaims beneficial ownership of such shares.

(15) See Notes (6)-(14).

                              CERTAIN TRANSACTIONS

     During 1993, the Company entered into an escrow agreement with Mr. Hough in connection with his employment agreement, pursuant to which the Company held $100,000 in escrow for Mr. Hough, which he would be entitled to receive upon the termination of his employment in certain circumstances. Mr. Hough's employment agreement expired in August 1996 and the escrow agreement was terminated by mutual agreement of the parties in April 1996.

     The Company financed the purchase of shares of Common Stock pursuant to the Management Stock Agreement for several of the Management Stockholders, including each of the Named Executive Officers. Each Management Stockholder who received financing from the Company (each a "Promissor") executed Promissory Notes in favor of the Company and pledged his or her shares of Common Stock as collateral for such Promissory Notes pursuant to a stock pledge agreement. All of the Promissory Notes bear interest at a rate of 7.05% per annum and mature on October 31, 2002, except for Mr. Buresh's Promissory Note, which bears interest at the rate of 6.11% per annum and matures on November 14, 2003. The maximum aggregate principal amount outstanding in fiscal 1996 on the Promissory Notes for David H. Eisenberg, Larry L. Buresh, Thomas A. Hough, Mary M. Mahon, William
V. Pantuso and Paul F. Stevenson was $681,026, $94,647, $241,617, $181,755,
$151,734 and $114,251, respectively. As of December 29, 1996, the aggregate principal amount outstanding on the Promissory Notes for Messrs. Eisenberg, Buresh and Hough, Ms. Mahon, and Messrs. Pantuso and Stevenson was $638,838, $88,347, $230,292, $173,185, $143,364 and $103,286, respectively.

     In connection with the Recapitalization, each Promissor will repay 50% of the principal amount outstanding at the date of the Recapitalization under his or her respective Promissory Notes, which payments will equal $319,419, $44,174, $115,146, $86,593, $71,682 and $51,643 for Messrs. Eisenberg, Buresh and Hough, Ms. Mahon, and Messrs. Pantuso and Stevenson, respectively. Each Promissor's shares of Common Stock will continue to serve as collateral for the amounts remaining outstanding under his or her respective Promissory Notes, including shares of Common Stock acquired pursuant to the exercise of such Promissor's options to buy shares of the Common Stock. Each of Messrs. Eisenberg, Buresh, Hough, Pantuso and Stevenson and Ms. Mahon, subject to deferral under certain circumstances, will make additional annual payments on his or her Promissory Notes equal to 15% of any cash bonus paid to such person in such year, excluding amounts paid in connection with the Recapitalization and payments made pursuant to the Bonus Plan. See "Management -- Management Stock Purchases."

     In connection with the Recapitalization, the Company will accelerate the payment of the bonuses accrued through fiscal 1996 pursuant to the Bonus Plan. This acceleration will result in the payment of $4.0 million in cash bonuses, all of which was accrued on the Company's audited financial statements as of December 29, 1996. In connection with the Recapitalization, David H. Eisenberg, Larry L. Buresh, Thomas A. Hough, Mary M. Mahon, William V. Pantuso and Paul F. Stevenson will receive accelerated bonus payments of $1.4 million, $127,774, $425,393, $328,720, $270,710 and $328,720, respectively. See "The
Recapitalization" and "Management -- Executive Target Bonus Plan."

     Pursuant to the Recapitalization, Messrs. Eisenberg, Buresh and Hough, Ms. Mahon and Messrs. Pantuso and Stevenson are estimated to receive, net of taxes and amounts paid back to the Company in payment for the exercise of options or amounts repaid under the Promissory Notes, an aggregate of approximately $1.1 million, $50,000, $300,000, $250,000, $200,000 and $200,000, respectively.

                       DESCRIPTION OF NEW CREDIT FACILITY

     As part of the Recapitalization, the Company will enter into the New Credit
Facility with                , as agent. The New Credit Facility will consist of
a revolving credit facility in an aggregate principal amount of $100.0 million. Availability under the New Credit Facility will be subject to a borrowing base formula. Under such formula, approximately $77.0 million is expected to be available under the commitment upon completion of the Recapitalization of which approximately $69.0 million is expected to be available for additional borrowings on such date.

     The definitive New Credit Facility has not yet been fully negotiated and may contain provisions different from those set forth below. This information relating to the New Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection therewith. The following is a description of the general terms that are contemplated to be included in the New Credit Facility.

     Indebtedness of the Company under the New Credit Facility will be secured by a first perfected security lien on substantially all of the Company's inventory and accounts receivable.

     Indebtedness under the New Credit Facility will bear interest at an initial rate, as set forth in the New Credit Facility. Subsequent pricing will be subject to a performance grid based on a leverage test.

     The New Credit Facility will require the Company to meet certain financial tests and will also contain certain affirmative and negative covenants and events of default customary for a transaction of its type. These covenants are expected to be more restrictive than those in favor of holders of the Notes as described herein and as set forth in the Indenture.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes are to be issued under an Indenture, to be dated as of
  , 1997 (the "Indenture"), between the Company and                , as Trustee
(the "Trustee").

     The following is a summary of certain provisions of the Indenture and the Notes, a copy of which Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the "TIA"). As used in this "Description of the Notes" section, references to the "Company" include only Chief Auto Parts Inc. and not its Subsidiaries. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall
be the corporate trust office of the Trustee's agent at           ), except
that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Note register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

     The Notes will be unsecured senior obligations of the Company, limited to
$125.0 million aggregate principal amount, and will mature on             ,
2005. The Notes will bear interest at the rate per annum shown on the cover page
hereof from             , 1997, or from the most recent date to which interest
has been paid or provided for, payable semiannually to Holders of record at the
close of business on the             or             immediately preceding the
interest payment date on             and             of each year, commencing
            , 1997. The Company will pay interest on overdue principal and, to the extent permitted by law, on overdue installments of interest at the rate of interest borne by the Notes. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes will not be
redeemable at the option of the Company prior to             , 2001. On and
after such date, the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on of the years set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
2001........................................................          %
2002........................................................
2003 and thereafter.........................................   100.000

     In addition, at any time and from time to time on or prior to       , 2000,
the Company may redeem in the aggregate up to      % of the principal amount of
the Notes with the proceeds of one or more Public Equity Offerings, at a
redemption price (expressed as a percentage of principal amount) of      % plus
accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however,
that at least      % of the original aggregate principal amount of the Notes
must remain outstanding after each such redemption.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The indebtedness evidenced by the Notes will be senior unsecured obligations of the Company ranking pari passu with other senior unsecured Indebtedness of the Company and senior to all Subordinated Obligations. The Notes will also be effectively subordinated to all senior secured Indebtedness (including Indebtedness under the New Credit Facility) of the Company to the extent of the value of the assets securing such indebtedness.

     As of December 29, 1996, after giving pro forma effect to the Recapitalization as if it had occurred on such date, the aggregate amount of senior Indebtedness of the Company other than the Notes that would have been outstanding would have been approximately $6.2 million (excluding unused commitments of approximately $95.8 million under the New Credit Facility, of which approximately $73 million would have then been eligible for borrowing thereunder), all of which is senior secured Indebtedness. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be senior Indebtedness and may be secured. See "-- Certain Covenants -- Limitation on Indebtedness,"
"-- Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries" and "-- Limitation on Liens."

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

          (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Stock of the Company;

          (ii) during any period of two consecutive years commencing after the Company's initial Public Equity Offering, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

          (iii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (in each case other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation or a parent corporation that owns all of the capital stock of such corporation that represent immediately after such transaction, at least 50% of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

     Within 30 days following any Change of Control, unless notice of redemption of the Notes has been given pursuant to the provisions of the Indenture described under "-- Optional Redemption" above, the Company shall mail a notice to the Trustee and to each Holder stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

     The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Change of Control provisions of the Indenture. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "-- Certain Covenants -- Limitation on Indebtedness" and "-- Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

     If a Change of Control offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all of the Notes that might be delivered by Holders seeking to accept the Change of Control offer. The failure of the Company to make or consummate the Change of Control offer or pay the purchase price when due will give the Trustee and the Holders the rights described under "-- Events of Default."

     The existence of a Holder's right to require the Company to offer to repurchase such Holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

     Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

SINKING FUND

     There will be no mandatory sinking fund for the Notes.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company shall not Incur, directly or indirectly, any Indebtedness unless, on the date of such Incurrence, the Consolidated Coverage Ratio exceeds 2.0 to 1.0 if such Indebtedness is Incurred
from the Issue Date through             , 1999, and 2.25 to 1.0 if such
Indebtedness is Incurred thereafter.

     (b) Notwithstanding the foregoing paragraph (a), the Company may Incur any or all of the following Indebtedness: (1) Indebtedness Incurred pursuant to the New Credit Facility or any other credit facility in a principal amount which, when taken together with all letters of credit and the principal amount of all other Indebtedness Incurred pursuant to this clause (1) and then outstanding, does not exceed the greater of (x) $100 million or (y) the sum of (A) 75% of the net book value of the inventory of the Company and its Restricted Subsidiaries and (B) 80% of the net book value of the accounts receivables of the Company and its Restricted Subsidiaries; (2) Indebtedness owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the Company; (3) the Notes;
(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant); (5) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3) or (4) or this clause (5) or pursuant to the covenant described under "-- Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries" below; (6) Hedging Obligations consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company pursuant to the Indenture; (7) Indebtedness of the Company consisting of obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets by the Company or any Restricted Subsidiary permitted under the Indenture; (8) Capital Lease Obligations in an aggregate principal amount not exceeding $15 million at any one time outstanding; (9) Attributable Debt of the Company with respect to Sale/Leaseback Transactions in an aggregate principal amount not to exceed $5 million; and (10) Indebtedness in an aggregate principal amount which, together with all other Indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (9) above or paragraph (a)), does not exceed $15 million at any one time outstanding.

     (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with the covenant entitled
"-- Limitation on Indebtedness," (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

     Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries. The Company shall not permit any Restricted Subsidiary to Incur, directly or indirectly, any Indebtedness or Preferred Stock except:

          (a) Indebtedness or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Indebtedness or Preferred Stock by the issuer thereof;

          (b) Indebtedness or Preferred Stock of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness or Preferred Stock Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the covenant described under "-- Limitation on Indebtedness";

          (c) Indebtedness or Preferred Stock outstanding on the Issue Date (other than Indebtedness or Preferred Stock described in clause (a) or (b) of this paragraph);

          (d) Indebtedness of any Restricted Subsidiary consisting of obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets by the Company or any Restricted Subsidiary permitted under the Indenture;

          (e) Preferred Stock which is not Disqualified Stock; provided, however, that such Restricted Subsidiary shall not pay cash dividends on such Preferred Stock; and

          (f) Refinancing Indebtedness Incurred in respect of Indebtedness or Preferred Stock referred to in clause (b) or (c) of this paragraph or this clause (f); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in clause (b), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary.

     Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien upon any of its property or assets, now owned or hereafter acquired, securing any obligation unless concurrently with the creation of such Lien effective provision is made to secure the Notes equally and ratably with such obligation for so long as such obligation is so secured; provided, that if such obligation is a Subordinated Obligation, the Lien securing such obligation shall be subordinated and junior to the Lien securing the Notes with the same or lesser relative priority as such Subordinated Obligation shall have been with respect to the Notes. The preceding restriction shall not require the Company or any Restricted Subsidiary to secure the Notes if the Lien consists of the following:

          (a) Liens created by the Indenture and Liens existing as of the Issue Date, including under the New Credit Facility;

          (b) Permitted Liens;

          (c) Liens to secure Indebtedness issued by the Company for the purpose of financing all or a part of the purchase price of assets or property acquired or constructed in the ordinary course of business after the Issue Date; provided, however, that (a) the aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) of Indebtedness so issued shall not exceed the lesser of the cost or fair market value, as determined in good faith by the Board of Directors of the Company, of the assets or property so acquired or constructed, (b) the Indebtedness secured by such Liens shall have been permitted to be Incurred under the "-- Limitation on Indebtedness" covenant and (c) such Liens shall not encumber any other assets or property of the Company or any of its Restricted Subsidiaries other than such assets or property or any improvement on such assets or property and shall attach to such assets or property within 90 days of the construction or acquisition of such assets or property;

          (d) Liens on the assets or property of a Restricted Subsidiary existing at the time such Restricted Subsidiary becomes a Restricted Subsidiary and not issued as a result of (or in connection with or in anticipation of) such Restricted Subsidiary becoming a Restricted Subsidiary; provided, however, that such Liens do not extend to or cover any other property or assets of the Company or any of its other Restricted Subsidiaries;

          (e) Liens securing Capital Lease Obligations Incurred in accordance with the "-- Limitation on Indebtedness" covenant;

          (f) Liens with respect to Sale/Leaseback Transactions permitted by clause (b)(9) of the "-- Limitation on Indebtedness" covenant;

          (g) Liens securing Indebtedness issued to Refinance Indebtedness which has been secured by a Lien permitted under the Indenture and is permitted to be Refinanced under the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; or

          (h) Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness in an aggregate principal amount not to exceed $5.0 million.

     Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be (A) in compliance with the covenants described under "-- Limitation on Indebtedness" or "-- Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries" immediately after giving effect to such Sale/Leaseback Transaction and (B) entitled to create a Lien on such property securing the Attributable Debt with respect to such Sale/Leaseback Transaction without securing the Notes pursuant to the covenant described under "-- Limitation on Liens", (ii) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors of the Company) of such property and (iii) the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock".

     Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes, and after giving effect to, the proposed Restricted Payment: (i) a Default shall have occurred and be continuing (or would result therefrom); (ii) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or (iii) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of: (A) 75% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated income statements of the Company are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company); (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date, of any Indebtedness of the Company for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange), whether pursuant to the terms of such Indebtedness or pursuant to an agreement with a creditor to engage in an equity for debt exchange; and (D) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary subsequent to the date of the Indenture.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than (A) Disqualified Stock or (B) Capital Stock issued or sold to a Subsidiary of the Company) or out of the proceeds of a substantially concurrent capital contribution to the Company; provided, however, that (x) such purchase, capital contribution or redemption shall be excluded in the calculation of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale of Capital Stock or capital contribution shall be excluded from clause (iii)(B) of paragraph (a) above; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with paragraph (a) above; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (iv) the repurchase of Capital Stock of the Company from directors, officers or employees of the Company pursuant to the terms of an employee benefit plan or employment or other agreement; provided that the aggregate amount of all such repurchases shall not exceed $3.5 million in any fiscal year, and $10.0 million in total; and (v) Investments in Unrestricted Subsidiaries or joint ventures in an amount not to exceed $5.0 million at any time outstanding.

     Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness or obligations owed to the Company, (b) to make any loans or advances to the Company or (c) to transfer any of its property or assets to the Company, except: (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or
(ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause
(iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are not materially less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction (A) consisting of customary non-assignment provisions in leases to the extent such provisions restrict the subletting, assignment or transfer of the lease or the property leased thereunder or in purchase money financing or (B) by virtue of any transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture;
(v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (vi) encumbrances or restrictions imposed by operation of applicable law; and (vii) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Limitation on Sales of Assets and Subsidiary Stock. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition, and at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents and (ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase (and permanently reduce the commitments under) Indebtedness of the Company or any Restricted Subsidiary (other than a Subordinated Obligation and other than any Disqualified Stock) under the New Credit Facility or that is otherwise secured by the assets subject to the

Asset Disposition within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash (the "Receipt Date"); (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets; provided, however, that the Company shall be required to commit such Net Available Cash to the acquisition of Additional Assets within one year from the later of the date of such Asset Disposition or the Receipt Date and shall be required to consummate the acquisition of such Additional Assets within 18 months from the Receipt Date; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses
(A) and (B), to make an offer pursuant to paragraph (b) below to the Holders to purchase Notes pursuant to and subject to the conditions contained in the Indenture; and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) to any other application or use not prohibited by the Indenture. Notwithstanding the foregoing provisions of this paragraph, the Company and the Restricted Subsidiaries shall not be required to apply the Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this paragraph exceeds $5.0 million (at which time, the entire unutilized Net Available Cash, and not just the amount in excess of $5.0 million, shall be applied pursuant to this paragraph). Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Permitted Investments.

     For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (x) the express assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days of closing the transaction.

     (b) In the event of an Asset Disposition that requires the purchase of the Notes pursuant to clause (a)(ii)(C) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes at a purchase price of 100% of their principal amount (without premium) plus accrued but unpaid interest in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes tendered pursuant to such offer is less than the Net Available Cash allotted to the purchase thereof, the Company will be required to apply the remaining Net Available Cash in accordance with clause (a)(ii)(D) above. The Company shall not be required to make such an offer to purchase Notes pursuant to this covenant if the Net Available Cash available therefor after application of the proceeds as provided in clause (a)(ii)(A) and (a)(ii)(B) is less than $5.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to any subsequent Asset Disposition).

     (c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this clause by virtue thereof.

     Limitation on Affiliate Transactions. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in a comparable transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $1.0 million, (i) are set forth in writing and (ii) have been approved by a majority of the members of the Board of Directors having no material personal financial stake in such Affiliate Transaction and (3) if such Affiliate Transaction involves an amount in excess of $5.0 million, have been determined by a nationally recognized investment banking firm to be fair, from a financial standpoint, to the Company or its Restricted Subsidiary, as the case may be.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Permitted Investment or Restricted Payment permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments," or any payment or transaction specifically excepted from the definition of Restricted Payment,

(ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise and the performance of any other obligations of the Company or any Restricted Subsidiary pursuant to, or the funding of, employment arrangements, collective bargaining agreements, employee benefit plans, health and life insurance plans, deferred compensation plans, directors' and officers' indemnification agreements, retirement or savings plans, stock options and stock ownership plans or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business or consistent with past practice, (iii) the grant of stock options or similar rights to employees and directors pursuant to plans approved by the Board of Directors or the board of directors of the relevant Restricted Subsidiary, (iv) loans or advances to officers, directors or employees heretofore or hereafter entered into in the ordinary course of business or consistent with past practice, (v) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries, (vi) any Affiliate Transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, or (vii) the purchase of or the payment of Indebtedness of or monies owed by the Company or any of its Restricted Subsidiaries for goods or materials purchased, or services received, in the ordinary course of business.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Company shall not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except (i) to the Company or a Wholly Owned Subsidiary or (ii) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary remains a Restricted Subsidiary; provided, however, that in connection with any such sale or disposition of Capital Stock the Company or any such Restricted Subsidiary complies with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

     Merger and Consolidation. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, its assets substantially as an entirety to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;
(ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company prior to such transaction minus any costs incurred in connection with such transaction; and (iv) the Company shall have delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor company, only in the case of a conveyance, transfer or lease, shall not be released from the obligation to pay the principal of and interest on the Notes.

     Notwithstanding the foregoing, (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate incorporated for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

     SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC (if then permissible) and provide, within 15 days after such reports would be required to be filed, to the Trustee and Noteholders such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Certain Covenants -- Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after the Company receives written notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "-- Certain
Covenants -- Limitation on Indebtedness," "-- Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries," "-- Limitation on Sale/Leaseback Transactions," "-- Limitation on Restricted Payments," " Limitation on Sales of Assets and Subsidiary Stock," or "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," (v) the failure by the Company to comply for 60 days after the Company receives written notice with its other agreements contained in the Indenture, (vi) the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or acceleration by the Holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions") or (viii) the rendering of any judgment or decree for the payment of money in excess of $10.0 million against the Company or any Significant Subsidiary if such judgment remains outstanding for a period of 60 days and is not discharged, waived or stayed within 30 days after notice (the "judgment default provision"). However, a default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

     If an Event of Default (other than the bankruptcy provisions relating to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to the bankruptcy provisions relating to the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as the board of directors, the executive committee or a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders. In addition, the Company is required to deliver to the Trustee, within

120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding.

     Without the consent of each Holder of an outstanding Note affected thereby, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions or (viii) affect the ranking of the Notes in any material respect.

     Without the consent of any Holder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

     The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

     The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges. The Company is not required to transfer or exchange any Note selected for redemption or repurchase or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or repurchased.

DEFEASANCE

     The Company at its option at any time may terminate all of its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. In addition, the Company at its option at any time may terminate its obligations under "Change of Control" and under the covenants described under "-- Certain Covenants" (other than the covenant described under "-- Merger and Consolidation" except as described below) (and any omission to comply with such obligations shall not constitute a Default or Event of

Default with respect to the Notes), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clauses (iii) and (iv) of the first paragraph under "-- Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default under the provisions described in the last sentence of the foregoing paragraph.

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

SATISFACTION AND DISCHARGE

     The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when: (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

                    is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes. Such bank may also act as a depository of funds for, or make loans to and perform other services for, the Company or its affiliates in the ordinary course of business in the future. The corporate trust office of the Trustee is located
at                               .

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture. The Trustee may resign at any time or may be removed by the Company. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

     If the Trustee has or shall acquire a conflicting interest within the meaning of the TIA, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the TIA and the Indenture. The Indenture also contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received by it in respect of any such claims, as security or otherwise.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business, (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any person who is a director or officer (a) of such Person, (b) of any Subsidiary of such Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger or consolidation (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary and (y) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" or a disposition specifically excepted from the definition of Restricted Payment) provided, however, that Asset Disposition shall not include (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration less than or equal to $1.0 million or (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Certain Covenants -- Merger, Consolidation and Sale of Assets."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total minimum obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has (x) Incurred any Indebtedness (other than Indebtedness Incurred for working capital purposes under the New Credit Facility) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four quarter period),
(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount and debt issuance costs, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) cash dividends paid in respect of any Disqualified Stock of the Company or any Preferred Stock of any Restricted Subsidiary of the Company held by Persons other than the Company or a Wholly Owned Subsidiary (excluding the dividend paid in connection with the Recapitalization), (viii) interest incurred in connection with Investments in discontinued operations and (ix) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary.

     "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person if such Person is not a Restricted Subsidiary, except that subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below); (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary of the Company in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary to the extent that such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; and (vi) the cumulative effect of a change in accounting principles.

     "Consolidated Net Worth" means, as of any date, the total of the amounts shown on the balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of such date, as
(i) the par or stated value of all outstanding Capital Stock of the Company plus
(ii) paid-in capital or

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

capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (other than as a result of a Change of Control) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Certain Covenants -- Change of Control."

     "EBITDA" for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense of the Company, (b) depreciation expense, (c) amortization expense and (d) all other non-cash items reducing such Consolidated Net Income less all non-cash items increasing such Consolidated Net Income (such amount calculated pursuant to this clause (d) not to be less than zero), in each case for such period; and minus the amount of all cash payments made by the Company or any Restricted Subsidiary during such period to the extent that such payments relate to non-cash items that were added back in determining EBITDA for any period subsequent to the Issue Date. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth (i) in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) in statements and pronouncements of the Financial Accounting Standards Board, (iii) in such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for Indebtedness; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than one year after taking title of such property), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon, or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of the type referred to in clauses (i) through
(v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; (vii) all obligations of the type referred to in clauses (i) through
(vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. For purposes of clarification, Indebtedness shall not include undrawn commitments on the New Credit Facility.

     "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed solely to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Person making the advance or loan) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that if such designation is made in connection with the acquisition of such Subsidiary or the assets owned by such Subsidiary, the "Investment" in such Subsidiary shall be deemed to be the consideration paid in connection with such acquisition; provided further, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means the date of original issuance of the Notes.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or required by law to close. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record shall not be affected.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Moody's" means Moody's Investors Service, Inc.

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, brokerage commissions, underwriting discounts or commissions or sales commissions and other reasonable fees and expenses (including, without limitation, fees and expenses of counsel, accountants and investment bankers) related to such Asset Disposition or converting to cash any other proceeds received, and any relocation and severance expenses as a result thereof, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition or made in order to obtain a necessary consent to such Asset Disposition or to comply with applicable law, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition. Further, with respect to an Asset Disposition by a Subsidiary which is not a Wholly Owned Subsidiary, Net Available Cash shall be reduced pro rata for the portion of the equity of such Subsidiary which is not owned by the Company.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof. In addition, for the purposes of the calculations described in "Certain Covenants -- Limitation on Restricted Payments," Net Cash Proceeds shall also mean any cash amounts paid to the Company by members of management of the Company in respect of certain Promissory Notes described under "Certain Transactions."

     "New Credit Facility" means the Credit Agreement, dated as of             ,
1997, among the Company,                , as agent, and the lenders party
thereto, as such agreement, in whole or in part, may be amended, renewed, extended, increased (but only so long as such increase is permitted under the terms of the Indenture), substituted, refinanced, restructured, replaced (including, without limitation, any successive renewals, extensions, increases, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing). Subsequent to the date of the Indenture, there may be multiple New Credit Facilities and the term "New Credit Facility" shall mean all such New Credit Facilities.

     "Permitted Holders" means (i) TCW Special Credits Fund V -- The Principal Fund, Trust Company of the West or any of their respective Affiliates and (ii) Oaktree Capital Management, LLC ("Oaktree") and its Affiliates, including any partnerships, separate accounts, or other entities managed by Oaktree.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees permitted under "Certain Covenants -- Limitations on Transaction with Affiliates;" (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) payments, including without limitation, security deposits, made to utilities in the ordinary course of business; and (ix) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock."

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review or time for appeal has not yet expired; (d) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (e) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (f) survey exceptions, encumbrances, easements or reservations of or rights of others for licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(g) Liens securing an Interest Rate Agreement so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Interest Rate Agreement; and (h) leases and subleases of real property which do not interfere with the ordinary conduct of the business of such Person, and which are made on customary and usual terms applicable to similar properties.

     "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     "Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced (provided, however, that Refinancing Indebtedness with respect to the Company's outstanding industrial revenue bonds may have an aggregate principal amount in excess of the aggregate principal amount outstanding on the Issue Date, such excess not to exceed the lesser of the value of the real property that is subject to such Indebtedness being Refinanced and $3 million); provided, further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Business" means any business related, ancillary or complementary to the businesses of the Company on the Issue Date.

     "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person), other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Restricted Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Restricted Subsidiary that is an entity other than a corporation), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock),
(iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying of a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment in any Person (other than a Permitted Investment). For purposes of clarification, Restricted Payment does not include any dividend, distribution or payment made in connection with the Recapitalization.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

     "SEC" means the Securities and Exchange Commission.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

     "Subsidiary" means, in respect of any Person, any corporation, association, limited liability company, limited or general partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "S&P" means Standard & Poor's Ratings Service.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $10.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities
Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than six months after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) if such Unrestricted Subsidiary at such time has Indebtedness, the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
dated             , 1997 (the "Underwriting Agreement") between the Company and
Credit Suisse First Boston Corporation and Salomon Brothers Inc (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase, severally but not jointly, from the Company, the principal amount of Notes set forth opposite their names below:

                                                               PRINCIPAL
                        UNDERWRITERS                             AMOUNT
                        ------------                          ------------
Credit Suisse First Boston Corporation......................  $
Salomon Brothers Inc........................................
                                                              ------------
                                                              $125,000,000

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to investors initially at the offering price to investors set forth on the cover page of this Prospectus, and to certain dealers
at such price less a concession of      % of the principal amount per Note.
After the initial public offering, the public offering price and concession may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that the Underwriters presently intend to act as market makers in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue any market making at any time without notice. Accordingly, no assurance can be given as to the development or liquidity of any trading market for the Notes.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

     Credit Suisse First Boston has performed certain financial advisory services for the Company in the past and may continue to do so in the future.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York. Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York has acted as counsel for the Underwriters.

                            INDEPENDENT ACCOUNTANTS

     The Financial Statements as of December 31, 1995 and December 29, 1996 and for the six months ended June 26, 1994, the six months ended December 25, 1994 and for each of the two years in the period ended December 29, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement relating to the Notes offered hereby (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") on Form S-1 under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement, indenture or other document referred to are not necessarily complete. With respect to each such contract, agreement, indenture or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commissions regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Web site is located at http://www.sec.gov.

     As a result of the Offering, the Company will become subject to the information and reporting requirements of the Exchange Act, and in accordance therewith will file periodic reports and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at the locations referred to above. The Indenture pursuant to which the Notes will be issued will require the Company to file with the Commission and to distribute to holders of the Notes annual reports containing audited financial statements following the end of the fiscal year as well as quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year following the end of each such quarter.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Financial Statements:
  Balance Sheets of December 31, 1995 and December 29,
     1996...................................................  F-3
  Statements of Operations for the six months ended June 26,
     1994 (Predecessor) and December 25, 1994, and for the
     two years ended December 29, 1996......................  F-4
  Statements of Stockholders' Equity for the six months
     ended June 26, 1994 (Predecessor) and December 25,
     1994, and for the two years ended December 29, 1996....  F-5
  Statements of Cash Flows for the six months ended June 26,
     1994 (Predecessor) and December 25, 1994, and for the
     two years ended December 29, 1996......................  F-6
  Notes to Financial Statements.............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chief Auto Parts Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Chief Auto Parts Inc. at December 29, 1996 and December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 29, 1996 and for the six months ended December 25, 1994, and the results of operations and cash flows of the Company's predecessor, also known as Chief Auto Parts Inc., for the six months ended June 26, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Dallas, Texas
March 24, 1997

                             CHIEF AUTO PARTS INC.

           BALANCE SHEETS -- DECEMBER 31, 1995 AND DECEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                1995        1996
                                                              --------    --------
CURRENT ASSETS:
Cash and equivalents........................................  $  1,202    $  1,140
Accounts receivable, trade..................................     1,337       1,529
Accounts receivable, other, less allowances of $480 and
  $300......................................................     3,741       3,955
Merchandise inventories.....................................   107,633     140,418
Deferred income taxes.......................................     2,959       6,084
Prepaid and other...........................................       709       1,014
                                                              --------    --------
          Total current assets..............................   117,581     154,140
PROPERTY AND EQUIPMENT, at cost:
Land........................................................    12,451      11,935
Buildings...................................................    14,066      14,037
Leasehold improvements......................................    10,177      15,194
Furniture and equipment.....................................    28,855      43,905
Assets under capital leases.................................    23,902      21,356
Equipment and construction in process.......................     1,155       3,301
                                                              --------    --------
          Total property and equipment......................    90,606     109,728
Less accumulated depreciation and amortization..............    13,385      22,018
                                                              --------    --------
Net property and equipment..................................    77,221      87,710
GOODWILL, less accumulated amortization of $2,144 and
  $3,574....................................................    53,436      42,006
DEFERRED INCOME TAXES.......................................     4,791      13,018
OTHER ASSETS................................................     1,390       1,474
                                                              --------    --------
          TOTAL.............................................  $254,419    $298,348
                                                              ========    ========
                                   LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt...........................  $    573    $    622
Current portion of obligations under capital leases.........     1,223       1,318
Trade accounts payable......................................    55,696      71,928
Accrued salaries, benefits and related taxes................    11,929      11,180
Accrued taxes (excluding payroll)...........................     5,284       5,146
Other accrued liabilities...................................    18,915      15,959
                                                              --------    --------
          Total current liabilities.........................    93,620     106,153
LONG-TERM DEBT, less current portion........................    40,521      62,400
OBLIGATIONS UNDER CAPITAL LEASES, less current portion......    21,154      17,646
OTHER NONCURRENT LIABILITIES................................    28,849      40,669
COMMITMENTS AND CONTINGENCIES
                               STOCKHOLDERS' EQUITY
Common stock, $.01 par. 100,000 shares authorized, shares
  issued and outstanding: 49,898............................         1           1
Additional paid-in capital..................................    70,815      70,815
Less management notes receivable............................    (1,922)     (1,821)
Retained earnings...........................................     1,381       2,485
                                                              --------    --------
          Total stockholders' equity........................    70,275      71,480
                                                              --------    --------
          TOTAL.............................................  $254,419    $298,348
                                                              ========    ========

                       See notes to financial statements

                             CHIEF AUTO PARTS INC.

    STATEMENTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 26, 1994 (PREDECESSOR)
          AND DECEMBER 25, 1994 AND TWO YEARS ENDED DECEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                                       SIX MONTHS ENDED       FISCAL YEARS ENDED
                                                   ------------------------        DECEMBER
                                                       JUNE        DECEMBER   -------------------
                                                       1994          1994       1995       1996
                                                   -------------   --------   --------   --------
                                                   (PREDECESSOR)
NET SALES........................................    $195,286      $203,878   $429,047   $438,182
COSTS AND EXPENSES:
Cost of goods sold, warehousing and
  distribution...................................     114,452       133,390    251,628    251,764
Selling, general and administrative..............      68,642        70,500    145,829    167,064
Depreciation and amortization....................       3,626         5,020     10,397     11,622
                                                     --------      --------   --------   --------
Operating income (loss)..........................       8,566        (5,032)    21,193      7,732
Interest expense, net............................       5,807         2,533      6,009      6,203
Other (expense) income, net......................          41             4       (205)       (66)
                                                     --------      --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAXES................       2,800        (7,561)    14,979      1,463
INCOME TAX EXPENSE...............................       1,383           537      5,500        359
                                                     --------      --------   --------   --------
NET INCOME (LOSS)................................    $  1,417      $ (8,098)  $  9,479   $  1,104
                                                     ========      ========   ========   ========

                       See notes to financial statements

                             CHIEF AUTO PARTS INC.

             STATEMENTS OF STOCKHOLDERS' EQUITY -- SIX MONTHS ENDED
           JUNE 26, 1994 (PREDECESSOR) AND DECEMBER 25, 1994 AND TWO
                         YEARS ENDED DECEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                            COMMON STOCK                  ADDITIONAL   RETAINED
                                          ----------------     NOTES       PAID-IN     EARNINGS
                                          SHARES    AMOUNT   RECEIVABLE    CAPITAL     (DEFICIT)    TOTAL
                                          -------   ------   ----------   ----------   ---------   -------
Issuance of common stock:
  To majority stockholders..............   47,210     $1                   $66,999                 $67,000
  To management and director............    2,588             $(1,930)       3,674                   1,744
Net loss for the six months ended
  December 25, 1994.....................                                                $(8,098)    (8,098)
                                          -------     --      -------      -------      -------    -------
Balance, December 25, 1994..............   49,798      1       (1,930)      70,673       (8,098)    60,646
Issuance of common stock to
  management............................      100                 (95)         142                      47
Payments on notes receivable............                          103                                  103
Net income..............................                                                  9,479      9,479
                                          -------     --      -------      -------      -------    -------
Balance, December 31, 1995..............   49,898      1       (1,922)      70,815        1,381     70,275
Payments on notes receivable............                          101                                  101
Net income..............................                                                  1,104      1,104
                                          -------     --      -------      -------      -------    -------
Balance, December 29, 1996..............   49,898     $1      $(1,821)     $70,815      $ 2,485    $71,480
                                          =======     ==      =======      =======      =======    =======

--------------------------------------------------------------------------------
PREDECESSOR

                                            COMMON STOCK                  ADDITIONAL     STOCK     RETAINED
                                          ----------------     NOTES       PAID-IN     PURCHASE    EARNINGS
                                          SHARES    AMOUNT   RECEIVABLE    CAPITAL      WARRANT    (DEFICIT)    TOTAL
                                          -------   ------   ----------   ----------   ---------   ---------   --------
Balance, December 26, 1993..............  135,933     $1       $(338)      $10,605      $2,150      $(61,238)  $(48,820)
Net income..............................                                                               1,417      1,417
Reduction of notes receivable...........                         100                                                100
                                          -------     --       -----       -------      ------      --------   --------
Balance, June 26, 1994..................  135,933     $1       $(238)      $10,605      $2,150      $(59,821)  $(47,303)
                                          =======     ==       =====       =======      ======      ========   ========

                       See notes to financial statements

                             CHIEF AUTO PARTS INC.

    STATEMENTS OF CASH FLOWS -- SIX MONTHS ENDED JUNE 26, 1994 (PREDECESSOR)
          AND DECEMBER 25, 1994 AND TWO YEARS ENDED DECEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                                                 SIX MONTHS ENDED       FISCAL YEARS ENDED
                                                             ------------------------        DECEMBER
                                                                 JUNE        DECEMBER   -------------------
                                                                 1994          1994       1995       1996
                                                             -------------   --------   --------   --------
                                                             (PREDECESSOR)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..........................................     $ 1,417      $ (8,098)  $  9,479   $  1,104
Adjustments to reconcile net income (loss) to net cash
  provided by operations:
  Depreciation and amortization............................       3,626         5,020     10,397     11,622
  Amortization of deferred financing costs.................          34           133        266        319
  Deferred compensation....................................          --           779      1,558      1,558
  Provision for store closures and legal reserves..........          --            --         --     14,000
  Loss on sale of assets...................................          34            17        258         95
  Provision for deferred income taxes......................          --            --      1,500     (1,352)
  Merger-related non-recurring charge to cost of goods
     sold..................................................          --        12,877         --         --
  Increase (decrease) from changes in:
     Accounts receivable...................................       1,201          (630)      (860)      (406)
     Merchandise inventories...............................      (4,660)       (5,233)   (17,565)   (32,785)
     Prepaid and other.....................................          52          (412)       745       (305)
     Other assets..........................................        (238)         (116)      (101)       (30)
     Accounts payable......................................       9,987          (773)     5,879     16,232
     Accrued salaries, benefits and related taxes..........       1,586        (1,026)    (1,661)      (749)
     Accrued taxes.........................................      (1,347)        2,018     (1,458)      (138)
     Other accrued liabilities.............................       1,419          (397)     2,770     (2,956)
     Other noncurrent liabilities..........................         130         5,695     (2,118)    (4,345)
                                                                -------      --------   --------   --------
Net cash provided by operating activities..................      13,241         9,854      9,089      1,864
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment...............       2,222         1,666        149        870
Additions to property and equipment........................      (5,885)       (6,512)   (11,822)   (23,275)
Purchase of Predecessor, net of cash acquired..............          --       (67,629)        --         --
                                                                -------      --------   --------   --------
Net cash used by investing activities......................      (3,663)      (72,475)   (11,673)   (22,405)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowing (payments) under revolving credit loan.......      (5,806)         (500)     4,000     22,500
Initial funding of revolving credit loan...................          --        35,000         --         --
Deferred financing costs...................................          --        (1,332)        --       (372)
Issuance of stock, net of notes receivable.................          --        68,744         47         --
Principal payments on long-term debt.......................      (3,713)         (248)      (532)      (572)
Principal payments of obligations under capital leases.....        (138)         (399)      (965)    (1,178)
Payments on management notes receivable for common stock...         100            --        103        101
Payment of Predecessor debt................................          --       (88,453)        --         --
Elimination of Predecessor book value......................          --        47,303         --         --
                                                                -------      --------   --------   --------
Net cash provided (used) by financing activities...........      (9,557)       60,115      2,653     20,479
                                                                -------      --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS............          21        (2,506)        69        (62)
CASH AND EQUIVALENTS, beginning of period..................       1,095         3,639      1,133      1,202
                                                                -------      --------   --------   --------
CASH AND EQUIVALENTS, end of period........................     $ 1,116      $  1,133   $  1,202   $  1,140
                                                                =======      ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..............................................     $ 5,904      $  2,291   $  6,199   $  5,819
                                                                =======      ========   ========   ========
Income taxes paid..........................................     $    70      $  1,338   $  3,688   $  1,700
                                                                =======      ========   ========   ========

                       See notes to financial statements.

                             CHIEF AUTO PARTS INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     Description of Business -- Chief Auto Parts Inc. (the "Company" or "Chief") is engaged in the sale and distribution of automotive parts to the retail and wholesale aftermarket through a chain of 544 stores (located predominately in California and Texas) at December 29, 1996.

     Basis of Presentation -- The Company was party to a merger (as defined at Note 2, the "Merger") in June 1994. Chief prior to the Merger is herein referred to as the "Predecessor" or the "Predecessor Company."

     The Merger was accounted for using the purchase method, in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). The assets and liabilities of the Predecessor were revalued and significant adjustments to the assets acquired and liabilities assumed were made to reflect their estimated fair values at the date of the Merger, and accordingly the results of operations subsequent to the date of the Merger are on a different basis than those of the Predecessor Company. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

     Fiscal Year -- The Company's fiscal year is the 52- or 53-week period ending on the last Sunday in December. The first fiscal period following the Merger ended on December 25, 1994 (six months). Fiscal 1995 ended on December 31, 1995 (53 weeks), and fiscal 1996 ended on December 29, 1996 (52 weeks).

     Predecessor Company information included in the accompanying financial statements pertains to the six months ended June 26, 1994.

     Merchandise Inventories -- Inventories are valued at the lower of cost or market. Cost is determined on the retail method for retail store inventories, and the weighted average cost method for warehouse inventories.

     Property and Equipment -- Property and equipment, exclusive of capital leases, are stated at cost. Significant additions and improvements are capitalized; expenditures for maintenance and repairs are expensed. Costs incurred in the selection and development of new store sites are capitalized as construction costs and amortized over the lesser of the estimated useful life or the term of the lease. Gains and losses on the disposition of property and equipment are recognized in the period incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to twenty-five years. Assets under capital leases are stated at the lower of the present value of the minimum lease payments to be made during the term of the lease or the fair value of the leased asset. Amortization of such property is provided using the straight-line method over the term of the lease.

     Goodwill -- The Company has classified as goodwill the cost in excess of fair value of the net assets acquired in the Merger. Goodwill is being amortized on the straight-line method over 40 years. Amortization for the years ended December 29, 1996 and December 31, 1995 was $1,430,000 each year, and for the six months ended December 25, 1994 was $715,000.

     The Company evaluates the realizability of goodwill at each balance sheet date based upon expectations of undiscounted cash flows and operating income. The Company believes that no impairment of goodwill exists at December 29, 1996.

     Advertising Costs -- Advertising costs are expensed the first time the advertising takes place. During the years ended December 29, 1996 and December 31, 1995, advertising expense, net of reimbursements by vendors, was $3,842,000 and $2,771,000, respectively, and for the six months ended December 25, 1994 and June 26, 1994 (Predecessor), was $1,502,000 and $3,239,000, respectively.

                             CHIEF AUTO PARTS INC.

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Income Taxes -- Income tax expense is based on the liability method. Deferred income taxes are provided for differences between tax laws and financial accounting standards regarding the recognition and measurement of assets, liabilities, revenues and expenses using presently enacted tax rates. Such differences result principally from different methods of purchase price allocation for tax and financial accounting purposes, depreciation, lease transactions, and provisions for store closings.

     Store Closing Costs -- The costs associated with closing stores are accrued when the decision is made to close a location, and include disposition of property and equipment and associated other costs. In the event a store is closed before its lease has expired, a provision is recorded for the estimated remaining lease obligation, less estimated sublease income, if any.

     New Accounting Pronouncements -- During 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121"). This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 had no impact on the Company's financial position or results of operations.

     Additionally, during 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This statement requires expanded disclosures of stock-based compensation arrangements with employees, and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument. As more fully described at Note 7, the Company has opted to continue the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and accordingly, the adoption of SFAS 123 had no effect on the Company's financial position or results of operations.

2. CHANGE IN CONTROL

     On June 27, 1994, Chief was merged with a subsidiary of TCW Special Credits Fund V -- The Principal Fund ("The Principal Fund"), and was the surviving corporation (the "Merger").

     The Principal Fund and its affiliates then acquired 100% of the issued and outstanding common stock of the Company. The aggregate purchase consideration given in the Merger was approximately $72 million, including fees and expenses.

     Equityholders at the date of the Merger received both cash consideration and stock purchase warrants. The stock purchase warrants are exercisable for an aggregate of 10% of the outstanding shares of common stock of the Company on a fully-diluted basis, after the issuance of stock and stock options to management (as more fully described at Note 7). All stock, options and warrants outstanding prior to the Merger were canceled. The Merger was a nontaxable transaction, and accordingly, the tax basis of the Predecessor Company carried forward as that of the Company's.

     In conjunction with the Merger, Chief entered into a $50 million revolving credit agreement (the "Credit Agreement") with a bank, as more fully described at Note 3. All debt due the Predecessor's sole senior lender was repaid at the date of the Merger.

                             CHIEF AUTO PARTS INC.

3. LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1995 and December 29, 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Revolving credit loan, due June 1999........................  $38,500    $61,000
$7.7 million industrial development bonds, interest at the
  higher of 8% or 75% of prime (8% at December 29, 1996),
  due monthly through December 1999.........................    2,594      2,022
                                                              -------    -------
Total.......................................................   41,094     63,022
Less current portion........................................      573        622
                                                              -------    -------
Long-term debt..............................................  $40,521    $62,400
                                                              =======    =======

     The commitment term of the Credit Agreement expires in June 1999. Borrowings under the revolving credit facility are secured by the Company's merchandise inventories. The maximum availability for borrowings ($80 million at December 29, 1996, as amended November 4, 1996) is reduced by letter of credit usage, which cannot exceed $10 million. At December 29, 1996, the Company had outstanding a $500,000 letter of credit. A commitment fee ranging from 0.25% to 0.5% is payable on the unused portion.

     At the Company's option, interest on the revolving credit loan is payable either quarterly or on the last day of defined interest periods, based on either
(a) the higher of prime or the federal funds effective rate plus 0.5% (plus, in either case, a defined margin rate ranging up to 0.75%), or (b) the one, three, or six-month London Interbank Offered Rate ("LIBOR") plus a defined margin rate ranging from 0.5% to 2.0%. The weighted average interest rate in effect at December 29, 1996 was 6.37%.

     Deferred financing costs relating to the credit facility are amortized over the life of the commitment. Amortization is included as interest expense in the accompanying statement of operations. Deferred financing costs, net of accumulated amortization, are $985,000 and $932,000, at December 29, 1996 and December 31, 1995, respectively.

     Covenants contained in the Credit Agreement include, but are not limited to, provisions for the maintenance of minimum cash flow levels and net worth, and restrictions on additional indebtedness, liens, investments, and payment of dividends. The Company is in compliance with these covenants at December 29, 1996.

     The aggregate maturities of long-term debt for the years subsequent to December 29, 1996 are as follows (in thousands):

Fiscal Year
  1997......................................................  $   622
  1998......................................................      674
  1999......................................................   61,726
  Thereafter................................................       --
                                                              -------
          Total payments....................................  $63,022
                                                              =======

4. PROVISION FOR STORE CLOSURES

     During the year ended December 29, 1996, the Company recorded a charge to expense relating to stores identified for closing during 1996, primarily related to the exit from the Little Rock, Arkansas market. The provision is based on the Company's best estimate of the costs associated with closing the stores, and is comprised primarily of the anticipated lease obligations for these stores, and losses on the disposal of store-related assets.

                             CHIEF AUTO PARTS INC.

5. LEASES

     The Company leases facilities and equipment under noncancelable capital and operating leases expiring in various years through 2028. The lease agreements covering facilities generally require that the Company pay a pro rata share of common area maintenance, insurance, utilities and ad valorem taxes, for which provision has been made currently. Certain lease agreements covering facilities require that the Company pay a percentage of sales over a specified minimum level, for which provision has been made currently.

     Future minimum lease payments under capital and operating leases at December 29, 1996 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
Fiscal year:
  1997......................................................  $ 2,857     $ 30,181
  1998......................................................    2,705       27,966
  1999......................................................    2,649       25,490
  2000......................................................    2,702       22,848
  2001......................................................    2,631       19,587
  Thereafter................................................   16,693       78,389
                                                              -------     --------
          Total minimum lease payments......................   30,237     $204,461
                                                                          ========
  Less imputed interest.....................................   11,273
                                                              -------
  Present value of lease payments...........................   18,964
  Current portion...........................................    1,318
                                                              -------
  Long-term portion.........................................  $17,646
                                                              =======

     Rent expense under operating leases for the years ended December 29, 1996 and December 31, 1995 was $28,395,000 and $24,826,000, respectively, and for the six months ended December 25, 1994 and June 26, 1994 (Predecessor) was $11,100,000 and $10,500,000, respectively. Contingent rentals were not significant. Assets under capital leases consist of the following at December 31, 1995 and December 29, 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Buildings...................................................  $23,509    $20,963
Furniture and equipment.....................................      393        393
                                                              -------    -------
          Total.............................................   23,902     21,356
Less accumulated amortization...............................    3,268      4,945
                                                              -------    -------
          Net...............................................  $20,634    $16,411
                                                              =======    =======

                             CHIEF AUTO PARTS INC.

6. INCOME TAXES

     Components of income tax expense for the six months ended June 26, 1994 (Predecessor) and December 25, 1994 and for the years ended December 31, 1995 and December 29, 1996 were as follows (in thousands):

                                                     SIX MONTHS
                                                       ENDED           YEARS ENDED
                                                   --------------        DECEMBER
                                                    JUNE     DEC.    ----------------
                                                    1994     1994     1995      1996
                                                   ------    ----    ------    ------
Current:
  Federal........................................  $1,009    $434    $2,950    $1,261
  State..........................................     374     103     1,050       450
Deferred:
  Federal........................................      --      --     1,500    (1,352)
                                                   ------    ----    ------    ------
          Total..................................  $1,383    $537    $5,500    $  359
                                                   ======    ====    ======    ======

     Income tax expense differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items (in thousands):

                                                    SIX MONTHS
                                                       ENDED            YEARS ENDED
                                                 -----------------        DECEMBER
                                                  JUNE      DEC.      ----------------
                                                  1994      1994       1995      1996
                                                 ------    -------    ------    ------
Tax at U.S. federal rate.......................  $  952    $(2,571)   $5,093    $  497
State income taxes, net of U.S. federal
  benefit......................................     247         68       693       297
Goodwill amortization..........................      --        243       486       486
Tax assets for which no benefit was
  recognized...................................     157      2,767        --        --
Benefit of previously unrecognized tax
  assets.......................................      --         --    (1,144)     (834)
Other, net.....................................      27         30       372       (87)
                                                 ------    -------    ------    ------
          Total................................  $1,383    $   537    $5,500    $  359
                                                 ======    =======    ======    ======

     At December 29, 1996, the Company had an alternative minimum tax credit carryforward of $1,762,000 which has no expiration.

     The major deferred tax asset (liability) items at December 31, 1995 and December 29, 1996 are as follows (in thousands):

                                                                1995        1996
                                                              --------    --------
Depreciation................................................  $  2,574    $  1,146
Provisions for merchandise realignment, store closures and
  related dispositions......................................     5,178       6,697
Capital leases..............................................       743         995
Deferred gains from sale leasebacks.........................     1,131       1,021
Inventory cost capitalization...............................     1,503       1,956
Accruals not deducted for tax purposes......................    14,606      15,845
Tax credit carryforwards....................................     2,105       1,762
Unfavorable lease obligations...............................     1,317         908
Other.......................................................      (983)       (804)
                                                              --------    --------
          Net before valuation allowance....................    28,174      29,526
Valuation allowance.........................................   (20,424)    (10,424)
                                                              --------    --------
          Net deferred tax assets...........................  $  7,750    $ 19,102
                                                              ========    ========

                             CHIEF AUTO PARTS INC.

6. INCOME TAXES -- (CONTINUED)
     At December 29, 1996, the Company had gross deferred tax assets of $30,590,000, and gross deferred tax liabilities of $1,064,000. The net deferred tax assets have been adjusted by a valuation allowance of $10,424,000. During 1996, in assessing the required valuation allowance against the deferred tax asset, the Company concluded that it is more likely than not that a portion of the deferred tax asset will be used to offset future tax. Accordingly, the Company reduced the valuation allowance by $10,000,000 during the year ended December 29, 1996, with a reduction in goodwill to reflect deferred tax assets acquired in the Merger. Substantially all of the valuation allowance at December 29, 1996 relates to assets which were acquired in the Merger.

7. STOCKHOLDERS' EQUITY

     Management Notes Receivable -- Several members of Company management have purchased shares of Chief common stock, for which partial consideration is in the form of notes made payable to Chief. The notes, which bear interest ranging from 6.11% to 7.05% (payable annually), are due through 2003. Mandatory prepayments of principal are due under certain circumstances.

     Options -- In accordance with the Chief Auto Parts Inc. 1994 Executive Option Plan (the "1994 Option Plan"), which became effective July 1, 1994, options to purchase 5,488 shares of common stock can be granted to certain employees and directors, at an exercise price of $1,420 per share. The options become exercisable (vest) in 25% increments on each anniversary of the date of grant, and may be exercised at any time after becoming exercisable until the options expire. The 1994 Option Plan will terminate on June 30, 2004.

     A summary of the options for the years ended December 31, 1995 and December 29, 1996 is as follows:

                                                              1995     1996
                                                              -----    -----
Outstanding at beginning of year............................  4,984    5,284
Granted.....................................................    300       --
Exercised...................................................     --       --
Forfeited...................................................     --       --
                                                              -----    -----
Outstanding at end of year..................................  5,284    5,284
                                                              =====    =====
Exercisable at end of year..................................  1,246    2,567
                                                              =====    =====

     The Company accounts for the 1994 Option Plan under APB 25, under which no compensation expense has been recognized for the options granted because the exercise price has equaled the fair value of the Company's common stock at the date of grant.

     The Company adopted SFAS 123 during 1996, for disclosure purposes only. During the phase-in period of SFAS 123, the Company is required to disclose pro forma information regarding the options granted in 1995. For SFAS 123 purposes, the fair value of the options granted during 1995 was estimated using the Black-Scholes options pricing model, and the pro forma effect on the Company's net income for the years ended December 29, 1996 and December 31, 1995 was insignificant.

     Warrants -- In conjunction with the Merger, stock purchase warrants were issued to the Predecessor's equityholders, exercisable for an aggregate of 10% of the outstanding shares of common stock of the Company on a fully-diluted basis, after the issuance of stock and stock options to management. At December 29, 1996, 6,090 shares may be purchased under the warrants, at an exercise price of $1,655 per share. The exercise price is increased quarterly by an interest factor. All of the warrants can be exercised in whole or in part, are transferable under certain conditions, and contain provisions requiring the Company to reserve a number of authorized and unissued shares sufficient to exercise the warrants at any time. The number of shares issuable is subject to adjustment under anti-dilution provisions contained in the warrants. The warrants expire on June 27, 2004.

                             CHIEF AUTO PARTS INC.

8. EMPLOYEE BENEFIT PLANS

     The Company sponsors a defined contribution benefit plan covering substantially all employees with more than one year of service. Plan assets, distributions and reporting are administered by a third party. The plan's assets include, at the participant's choice, a guaranteed interest fund, a government securities fund, a stock emphasis balanced fund, and a U.S. stock fund. Employees may contribute to their individual accounts, and Chief may provide a matching contribution. During the years ended December 29, 1996 and December 31, 1995, Chief contributed approximately $300,000 and $200,000, respectively, to the plan. During the six months ended December 25, 1994 and June 26, 1994 (Predecessor), Chief contributed approximately $200,000 on a combined basis to the plan.

     Chief provides health and other insurance benefits for employees and their dependents through health maintenance organizations ("HMO"). Prior to January 1, 1996, the Company also offered an indemnity plan to employees, which has been discontinued. For the year ended December 31, 1995, Chief paid total claims of approximately $843,000 through the indemnity plan, and for the six months ended December 25, 1994 and June 26, 1994 (Predecessor), paid $441,000 and $600,000, respectively, through the indemnity plan.

     In accordance with the Chief Auto Parts Inc. 1994 Executive Target Bonus Plan (the "Bonus Plan"), which became effective July 1, 1994, key employees of the Company may earn bonuses if targeted levels of income are obtained by Chief. At their option, plan participants may elect to defer such bonuses to future years. The Bonus Plan will terminate on June 30, 2004. The deferred compensation expense for this plan during the years ended December 29, 1996 and December 31, 1995 was $1,558,000 each year, and during the six months ended December 25, 1994 was $779,000.

9. SUPPLEMENTAL CASH FLOW INFORMATION

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. During the stated periods below, noncash investing and financing activities were as follows:

     - Year ended December 29, 1996: capital leases of $2,396,000 were retired.

     - Six months ended December 25, 1994: noncash assets of $13,300,000 (principally property and equipment) and noncash liabilities of $20,600,000 (principally capital leases) were acquired or assumed in the Merger.

10. RELATED PARTIES

     At December 29, 1996, 94.6% of Chief's outstanding common stock was owned collectively by The Principal Fund and four affiliates of The Principal Fund. The remaining outstanding common stock is owned by members of Chief management and a member of the Company's board of directors. As described at Note 7, several members of Chief management made notes payable to Chief in conjunction with their purchase of Chief common stock. Equityholders at the date of the Merger received stock purchase warrants, as described at Notes 2 and 7. The warrant holders are comprised of current and former employees of the Company, a former member of the Predecessor's board of directors, and the Predecessor's senior lender and major equityholder.

11. COMMITMENTS AND CONTINGENCIES

     On March 30, 1994, an administrative proceeding was initiated by the United States Equal Employment Opportunity Commission, alleging that certain of the Predecessor Company's employment practices might have been discriminatory. On December 20, 1996, this matter was settled, at amounts less than previously accrued and $1.2 million was credited to expense.

                             CHIEF AUTO PARTS INC.

     The Company is the defendant in two lawsuits alleging that the Company failed to pay store managers and associate store managers in California for overtime compensation as required by California law. On September 21, 1993, a lawsuit was filed in the Superior Court of California, County of Alameda, by a former associate store manager, alleging that the Company failed to pay store managers and associate store managers in California overtime compensation. In December 1994, the court denied class certification. Two hundred and forty two individual claims have been added to the initial suit. In addition to the claims filed in Alameda County, on March 5, 1996, several current and former employees filed a lawsuit based on the same claims, in the Superior Court of California, County of San Joaquin. The Company is vigorously defending against the claims of all plaintiffs.

     In September 1996, the Company submitted to binding arbitration with respect to eight of the Alameda County plaintiffs. On March 10, 1997, the arbitrator ruled in favor of the eight plaintiffs involved in the arbitration with respect to liability and determined that these eight plaintiffs are entitled to compensation for overtime hours worked, certain penalties and interest and reasonable attorney's fees and costs of arbitration. However, the arbitrator has not yet made a determination with respect to the amount of damages. This arbitration decision has no binding precedential or stare decisis effect on the remaining 235 plaintiffs' cases. However, regardless of the outcome of the damage phase of the arbitration, the Company may have to litigate or arbitrate the remaining cases and may incur significant legal expenses in connection therewith, and the Company could be subject to significant compensatory damages. In addition, there are a significant number of store managers and associate store managers previously or currently employed by the Company in California who have not brought or joined in the suit against the Company. Following the Alameda court's denial of class certification to the plaintiffs, the court required the Company to send notice in October 1995 to all potential plaintiffs (current and former managers as of that date) notifying them of this action and providing them the opportunity to contact the plaintiffs' attorney. The Company has recorded a provision for potential losses related to the lawsuits, but management is unable to predict the outcome of the damage phase of the arbitration or the remaining lawsuits, or the probability of additional lawsuits, at this time. However, if a significant number of plaintiffs were to prevail on all elements of their claims against the Company or if a significant number of additional current or former managers were to bring suit and prevail as noted above, it could have a material adverse effect on the Company.

     The Company has been and is involved in various other legal proceedings. Management believes that such other litigation is routine in nature and incidental to the conduct of its business, and that none of such other litigation, if determined adversely to the Company, would have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

12. OTHER ACCRUED LIABILITIES

     The following is a summary of other accrued liabilities at December 31, 1995 and December 29, 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Store-closing provision.....................................  $ 1,794    $ 2,065
Insurance reserves..........................................    3,109      2,382
Other (including legal).....................................   14,012     11,512
                                                              -------    -------
Other accrued liabilities...................................  $18,915    $15,959
                                                              =======    =======

                             CHIEF AUTO PARTS INC.

13. OTHER NONCURRENT LIABILITIES

     The following is a summary of other noncurrent liabilities at December 31, 1995 and December 29, 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Accrued average rent........................................  $12,031    $12,394
Store-closing provision.....................................    5,474     10,384
Unfavorable lease obligations, net..........................    4,343      3,434
Deferred compensation.......................................    3,117      4,675
Deferred income from sale-leasebacks........................    2,618      2,340
Other (including legal).....................................    1,266      7,442
                                                              -------    -------
Other noncurrent liabilities................................  $28,849    $40,669
                                                              =======    =======

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
The Recapitalization..................   12
Use of Proceeds.......................   13
Capitalization........................   14
Selected Financial and Other Data.....   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   24
Management............................   34
Principal Stockholders................   42
Certain Transactions..................   43
Description of New Credit Facility....   44
Description of the Notes..............   45
Underwriting..........................   67
Legal Matters.........................   67
Independent Accountants...............   68
Available Information.................   68
Index to Financial Statements.........  F-1

                             ---------------------

       UNTIL             , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------

------------------------------------------------------

                            [CHIEF AUTO PARTS LOGO]

                             CHIEF AUTO PARTS INC.

                                  $125,000,000

                            % SENIOR NOTES DUE 2005
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                              SALOMON BROTHERS INC
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Notes registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee, are estimates:

                        DESCRIPTION                           AMOUNT
                        -----------                           -------
Securities and Exchange Commission registration fee.........  $37,879
National Association of Securities Dealers, Inc. filing
  fee.......................................................   13,000
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Printing and engraving fees and expenses....................     *
Blue sky fees and expenses..................................     *
Transfer agent fees and expenses............................     *
Miscellaneous expenses......................................     *
                                                              -------
  Total.....................................................     *
                                                              =======

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Article IX of the Bylaws of the Company (filed as Exhibit 3.2) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the purchase of the Company by The Principal Fund and its affiliates in June 1994, the Company (i) issued warrants to purchase 5,689.5 shares of Common Stock to General Electric Capital Corporation at an exercise price of $1,419.71 per share, subject to adjustments, (ii) issued warrants to purchase an aggregate of 400.6 shares of Common Stock to certain members of the Company's management at an exercise price of $1,419.71 per share, subject to adjustments, and (iii) issued an aggregate of 47,210.45 shares of Common Stock to The Principal Fund and its affiliates. The issuances to General Electric Capital Corporation and to the members of the Company's management and Board of Directors were in exchange for the previous equity ownership interests of such persons in the Company. The issuance to The Principal Fund and its affiliates was in exchange for its capital contribution to the Company. The issuance of the warrants and the shares of Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     In October 1994, pursuant to the Company's 1994 Executive Option Plan, the Company granted options to purchase an aggregate of 4,983.88 shares of Common Stock to certain members of the Company's management at an exercise price of $1,419.71 per share. The issuance of the options was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     In October and November 1994, pursuant to the Management Stock Purchase Agreement, the Company issued an aggregate of 2,587.86 shares of Common Stock to certain members of the Company's management at a purchase price of $1,419.71 per share. The issuance of the shares of Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     In August 1995, pursuant to the Company's 1994 Executive Option Plan, the Company granted options to purchase an aggregate of 300.0 shares of Common Stock to Larry L. Buresh, an officer of the Company, at an exercise price of $1,419.71 per share. The issuance of the options was exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder.

     In November 1995, pursuant to the Management Stock Purchase Agreement, the Company issued an aggregate of 100.0 shares of Common Stock to Larry L. Buresh, an officer of the Company, at a purchase price of $1,419.71 per share. The issuance of the shares of Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     In connection with the Offering and the Recapitalization, certain members of management are expected to exercise options to purchase an aggregate of 4,839.97 shares of Common Stock at an exercise price of $1,419.71 per share. The issuance of the shares of Common Stock upon exercise will be exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

ITEM 16. EXHIBITS.

     (a) Exhibits

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         *1.1            Form of Underwriting Agreement among Chief Auto Parts Inc.,
                         Credit Suisse First Boston and Salomon Brothers Inc
          3.1            Fourth Restated Certificate of Incorporation of Chief Auto
                         Parts Inc.
          3.2            Bylaws of Chief Auto Parts Inc.
         *4.1            Form of Indenture between Chief Auto Parts Inc. and
                                             , as trustee
         *5.1            Opinion of Gibson, Dunn & Crutcher LLP regarding the
                         legality of the securities being issued
        *10.1            Form of Amendment to 1994 Executive Target Bonus Plan
         10.2            Form of Series I Promissory Note
         10.3            Form of Series II Promissory Note
         10.4            Form of Stock Pledge Agreement

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.5            Employment Agreement between Chief Auto Parts Inc. and Larry
                         L. Buresh, effective as of August 10, 1995
         10.6            Employment Agreement between Chief Auto Parts Inc. and David
                         H. Eisenberg, effective as of June 27, 1994
         10.7            1994 Executive Option Plan of Chief Auto Parts Inc.
        *10.8            Form of 1997 Employee Option Plan of Chief Auto Parts Inc.
         10.9            Nonqualified Executive Retirement Plan of Chief Auto Parts
                         Inc., as amended
        *10.10           New Credit Facility
         12.1            Statement regarding computation of ratios
         21.1            Subsidiaries of Chief Auto Parts Inc.
         23.1            Consent of Price Waterhouse LLP
        *23.2            Consent of Gibson, Dunn & Crutcher LLP (included in the
                         opinion filed as Exhibit 5.1 hereto)
         24.1            Powers of Attorney (included on the signature page hereto)
        *25.1            Statement of eligibility of trustee
         27.1            Financial Data Schedule

---------------

* To be filed by amendment.

     (b) Financial Statement Schedules

         Schedule II
         Valuation and Qualifying Accounts.
          Six months ended December 25, 1994 and years ended December 31, 1995 and December 29, 1996.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Dallas, State of Texas on March 26, 1997.

                                            CHIEF AUTO PARTS INC.

                                            By:     /s/ DAVID H. EISENBERG
                                              ----------------------------------
                                                      David H. Eisenberg
                                                          President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David H. Eisenberg and Thomas A. Hough, individually, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and any Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of March 26, 1997.

                      SIGNATURE                                      TITLE
                      ---------                                      -----

               /s/ DAVID H. EISENBERG                  President, Chief Executive Officer
-----------------------------------------------------  and Chairman of the Board
                 David H. Eisenberg

                 /s/ THOMAS A. HOUGH                   Vice-President -- Finance,
-----------------------------------------------------  Treasurer and Chief Financial
                   Thomas A. Hough                     Officer

                /s/ HAROLD S. EASTMAN                  Director
-----------------------------------------------------
                  Harold S. Eastman

                /s/ STEPHEN A. KAPLAN                  Director
-----------------------------------------------------
                  Stephen A. Kaplan

                 /s/ RICHARD MASSON                    Director
-----------------------------------------------------
                   Richard Masson

                                                                     SCHEDULE II

                             CHIEF AUTO PARTS INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                     SIX MONTHS ENDED DECEMBER 25, 1994 AND
              YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 29, 1996
                             (AMOUNTS IN THOUSANDS)

                                                   BALANCE AT    ADDITIONS     DEDUCTIONS     BALANCE
                                                   BEGINNING     CHARGED TO       FROM        AT END
                   DESCRIPTION                      OF YEAR        INCOME      RESERVES(A)    OF YEAR
                   -----------                     ----------    ----------    -----------    -------
Year Ended December 29, 1996:
  Inventory Reserve..............................    $4,433          $506        $1,090        $3,849
  Store Closing Reserve..........................     7,268         7,000         1,819        12,449
Year Ended December 31, 1995:
  Inventory Reserve..............................     4,684           506           757         4,433
  Store Closing Reserve..........................     8,541           500         1,773         7,268
Six Months Ended December 25, 1994:
  Inventory Reserve..............................     5,424           399         1,139         4,684
  Store Closing Reserve..........................     8,870           375           704         8,541

---------------

(a) Comprised of disposal of discontinued inventory, closed store assets and lease payments.

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
    *1.1     Form of Underwriting Agreement among Chief Auto Parts Inc.,
                Credit Suisse First Boston and Salomon Brothers Inc
     3.1     Fourth Restated Certificate of Incorporation of Chief Auto
                Parts Inc.
     3.2     Bylaws of Chief Auto Parts Inc.
    *4.1     Form of Indenture between Chief Auto Parts Inc. and
                                    , as trustee
    *5.1     Opinion of Gibson, Dunn & Crutcher LLP regarding the
                legality of the securities being issued
   *10.1     Form of Amendment to 1994 Executive Target Bonus Plan
    10.2     Form of Series I Promissory Note
    10.3     Form of Series II Promissory Note
    10.4     Form of Stock Pledge Agreement
    10.5     Employment Agreement between Chief Auto Parts Inc. and Larry
                L. Buresh, effective as of August 10, 1995
    10.6     Employment Agreement between Chief Auto Parts Inc. and David
                H. Eisenberg, effective as of June 27, 1994
    10.7     1994 Executive Option Plan of Chief Auto Parts Inc.
   *10.8     Form of 1997 Employee Option Plan of Chief Auto Parts Inc.
    10.9     Nonqualified Executive Retirement Plan of Chief Auto Parts
                Inc., as amended
   *10.10    New Credit Facility
    12.1     Statement regarding computation of ratios
    21.1     Subsidiaries of Chief Auto Parts Inc.
    23.1     Consent of Price Waterhouse LLP
   *23.2     Consent of Gibson, Dunn & Crutcher LLP (included in the
                opinion filed as Exhibit 5.1 hereto)
    24.1     Powers of Attorney (included on the signature page hereto)
   *25.1     Statement of eligibility of trustee
    27.1     Financial Data Schedule

---------------

* To be filed by amendment.